Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148643

SPACEDEV, INC.

Prospectus Supplement
(to Prospectus dated April 14, 2008)

     This Prospectus Supplement No. 2, dated August 29, 2008 (the “Supplement”), filed by SpaceDev, Inc. (the “Company”) supplements certain information contained in the Company’s prospectus dated April 14, 2008 (the “Prospectus”). This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

RECENT DEVELOPMENTS

     We have attached to this Supplement, and incorporated by reference into it, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 as filed with the Securities and Exchange Commission on August 14, 2008.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q

(Mark One)
☒	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2008

☐           Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________________________  to ______________________________

Commission File Number     000-28947    .

SpaceDev, Inc.
(Exact name of registrant as specified in its charter)

Delaware	84-1374613
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
13855 Stowe Drive, Poway, California 92064
(Address of principal executive offices)

(Registrant 's telephone number, including area code)   (858) 375-2000.
____________________________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐ Accelerated filer   ☐

Non-accelerated filer   ☐(Do not check if a smaller reporting company) Smaller reporting company  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 42,451,963 shares of the registrant’s voting common stock were outstanding on August 06, 2008.

SPACEDEV, INC.
FORM 10-Q
For The Six Months Ended June 30, 2008

PART I -- FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

SpaceDev, Inc. and Subsidiaries
Consolidated Balance Sheets

	(Unaudited)	(Audited)
	June 30, 2008	December 31, 2007
Assets
Current Assets
Cash	$5,457,882	$6,521,003
Accounts receivable, net (Note 2(d))	5,038,167	5,019,600
Costs in excess of billings (Note 2(b))	1,171,855	1,413,685
Inventory (Note 2(b))	1,230,958	1,006,229
Other current assets (Note 6(a))	521,118	702,120
Total Current Assets	13,419,980	14,662,637
Fixed Assets - Net	4,537,298	4,420,020
Intangible Assets	680,088	746,392
Goodwill (Note 5)	11,233,665	11,233,665
Other Assets (Note 6(b))	1,039,134	1,045,272
Total Assets	$30,910,165	$32,107,986
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued expenses (Note 3(a))	$671,031	$1,491,116
Current portion of notes payable and capitalized lease obligations	158,176	162,885
Accrued payroll, vacation and related taxes	1,537,230	1,424,462
Billings in excess of costs (Note 2(a))	2,135,076	2,463,366
Other accrued liabilities (Note 2(a) and 3)	1,721,691	1,632,768
Total Current Liabilities	6,223,204	7,174,597
Notes Payable and Capitalized Lease Obligations, Less Current Maturities	578,797	343,621
Deferred Gain - Assets held for sale (Notes 3(a))	537,497	596,133
Other Long Term Liabilities (Note 3)	683,651	643,168
Total Liabilities	8,023,149	8,757,519
Commitments and Contingencies
Stockholders’ Equity
Convertible preferred stock, $0.001 par value, 10,000,000 shares authorized, and 250,835 and 251,659 shares issued and outstanding, respectively (Note 4)
Series C Convertible preferred stock (Note 4(a))	248	248
Series D-1 Convertible preferred stock (Note 4(b))	3	3
Common stock, $0.0001 par value; 100,000,000 shares authorized, and 42,528,630 and 42,306,871 shares issued and outstanding, respectively (Note 4)	4,247	4,231
Additional paid-in capital	39,968,281	40,441,249
Accumulated deficit	(17,085,763)	(17,095,264)
Total Stockholders’ Equity	22,887,016	23,350,467
Total Liabilities and Stockholders' Equity	$30,910,165	$32,107,986
The accompanying notes are an integral part of these consolidated financial statements.

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Operations
(Unaudited)
	Three Months Ended				Six Months Ended
June 30,	2008	%	2007	%	2008	%	2007	%
Net Sales	$8,890,370	100.0%	$8,647,568	100.0%	$19,219,365	100.0%	$17,704,616	100.0%
Total Cost of Sales*	6,796,559	76.4%	6,151,468	71.1%	14,759,704	76.8%	13,117,539	74.1%
Gross Margin	2,093,811	23.6%	2,496,100	28.9%	4,459,661	23.2%	4,587,077	25.9%
Operating Expenses
Marketing and sales	819,306	9.2%	806,262	9.3%	1,459,805	7.6%	1,392,876	7.9%
Research and development	194,918	2.2%	123,795	1.4%	453,467	2.4%	163,155	0.9%
General and administrative	899,463	10.1%	1,413,015	16.3%	2,308,293	12.0%	2,656,570	15.0%
Total Operating Expenses*	1,913,687	21.5%	2,343,072	27.1%	4,221,565	22.0%	4,212,601	23.8%
Income from Operations	180,124	2.0%	153,028	1.8%	238,096	1.2%	374,476	2.1%
Non-Operating Income/(Expense)
Interest and other income	23,188	0.3%	10,023	0.1%	60,771	0.3%	30,979	0.2%
Interest and other expense	(24,532)	-0.3%	(57,956)	-0.7%	(42,511)	-0.2%	(133,313)	-0.8%
Gain on building sale (Note 3(a))	29,318	-0.6%	29,318	0.3%	58,635	0.3%	58,636	0.3%
Loan fee (Note 3(b))	(49,863)	0.3%	(87,261)	-1.0%	(99,177)	-0.5%	(173,562)	-1.0%
Total Non-Operating Income/(Expense)	(21,889)	-0.2%	(105,876)	-1.2%	(22,282)	-0.1%	(217,260)	-1.2%
Income Before Taxes	158,235	1.8%	47,152	0.5%	215,814	1.1%	157,216	0.9%
Income tax provision	(10,909)	-0.1%	-	0.0%	(11,216)	-0.1%	(800)	0.0%
Net Income	$147,326	1.7%	$47,152	0.5%	$204,598	1.1%	$156,416	0.9%

Net Income	147,326		47,152		204,598		156,416
Less Preferred dividend payments	(86,411)		(138,866)		(195,098)		(282,633)
Net Income (Loss) Available to Common Stockholders	60,915		(91,714)		9,500		(126,217)
Net Income Per Share:	$0.00		$0.00		$0.00		$0.00
Weighted-Average Shares Outstanding	42,523,341		29,643,246		42,483,783		29,606,975
Fully Diluted Net Income (Loss) Per Share:	$0.00		$0.00		$0.00		$0.00
Fully Diluted Weighted-Average Shares Outstanding	43,002,233		29,643,246		43,572,369		29,606,975

* The following table shows how the Company's stock option expense would be allocated to all expenses.
Cost of sales	$60,744		$35,999		$129,511		$77,372
Marketing and sales	3,707		19,676		12,058		33,328
Research and development	-		-		-		-
General and administrative	92,441		51,810		114,859		101,403
Total Non-Cash Stock Option Expense	$156,892		$107,484		$256,428		$212,103
The accompanying notes are an integral part of these consolidated financial statements.

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
 (Unaudited)

Six Months Ended June 30,	2008	2007
Cash Flows From Operating Activities
Net income	$204,598	$156,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	675,710	592,916
Gain on disposal of building sale	(58,636)	(58,636)
Stock option expense	256,428	212,103
Non-cash loan fee	99,177	173,562
Change in operating assets and liabilities	(790,922)	(728,640)
Net Cash Provided By Operating Activities	386,355	347,720
Cash Flows From Investing Activities
Purchases of fixed assets	(328,311)	(543,319)
Net Cash Used in Investing Activities	(328,311)	(543,319)
Cash Flows From Financing Activities
Principal payments on notes payable and capitalized lease obligations	(167,906)	(17,343)
Dividend payments on Series C and Series D-1 preferred stock	(228,012)	(297,799)
Proceeds from revolving credit facility	-	2,232,778
Employee stock purchase plan	39,326	28,895
(Repurchase) Issuance of preferred stock	(824,062)	(572,230)
Proceeds from issuance of common stock	59,488	297,907
Net Cash (Used in) Provided by Financing Activities	(1,121,166)	1,672,208
Net (Decrease) Increase in Cash	(1,063,121)	1,476,610
Cash at Beginning of Period	6,521,003	1,438,146
Cash at End of Period	$5,457,882	$2,914,756
The accompanying notes are an integral part of these consolidated financial statements.

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Cash Flows, Cont'd.
(Unaudited)

Six Months Ended June 30,	2008	2007

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest expense	$ 42,511	$ 133,313

Noncash Investing and Financing Activities:

During the six months ended June 30, 2008 and 2007, the Company entered into a capital lease in the amount of approximately $398,000 and $190,000, respectively.

During the six months ended June 30, 2008 and 2007, the Company accrued dividends in the amount of $195,098 and $282,632, respectively, for its Series C and Series D-1 Preferred Stock.

During the six months ended June 30, 2008 and 2007, the Company converted $35,194 and $52,871 of employee stock purchase plan contributions into 55,293 and 63,970 shares of common stock, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.       Basis of Presentation

The  accompanying  consolidated  financial  statements  of  SpaceDev, Inc., a Delaware corporation ("the Company")  include  the  accounts  of  the  Company and its subsidiaries, Starsys, Inc., a Colorado corporation, and its inactive subsidiary Dream Chaser, Inc., a Delaware corporation.  In the opinion of management, the consolidated financial statements reflect all normal and recurring adjustments, which are necessary for a fair presentation of the Company's financial position, results  of  operations  and  cash  flows  as  of the dates and for the periods presented.   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  Consequently,  these  statements  do  not  include all disclosures normally  required  by  generally  accepted  accounting principles of the United States  of America for annual financial statements nor those normally made in an Annual  Report  on  Form  10-KSB or Form 10-K.  Accordingly, reference should be made to the Company's Form 10-KSB filed on March 28, 2008 and other reports the Company filed with the U.S. Securities and Exchange Commission for additional disclosures, including a summary of the Company's accounting policies, which have not materially changed.  The consolidated results of operations for the six months ended June 30, 2008 are not necessarily indicative of results that may be expected for the fiscal year ended December 31, 2008 or any future period, and the Company makes no representations related thereto.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the results of operations during the reporting period.  Actual results could differ materially from those estimates.

2.              Accounting Policies

(a)     Revenue Recognition

The Company's revenues for the six months ended June 30, 2008 were derived from United States government cost-plus fixed-fee (CPFF) contracts, United States government, government related and non-government firm fixed price (FFP) contracts, and some commercial sales of component and subsystem products.  During the first six months of 2008, approximately 32.6% of revenues from U.S. government contracts were derived from cost-plus- fixed-fee contracts, 64.1% from firm fixed price contracts, and 3.3% from time-and-material contracts compared to approximately 38.9%, 57.5% and 3.6% during the first six months of 2007, respectively.  The Company’s government and government related revenue was approximately 65.7% of total revenue in the first six months of 2008. The remaining 34.3% of total revenue during the first six months of 2008 was comprised of commercial or non-governmental revenue. The Company considers the United States government (“Government”) a major customer.  Government revenue is revenue generated directly by contracts with an agency of the federal government, i.e., where the Company is the prime contractor.  Government related revenue is revenue generated by contracts where the Company’s customer is a prime contractor or subcontractor to the government and the Company is a subcontractor to them, i.e., the ultimate customer is a government agency.

The portion of the Company’s revenue which is based on fixed price contracts is calculated on a proportional performance basis (also referred to herein as “percentage-of-completion”) based upon assumptions regarding the estimated total costs for each contract. Such revenues are recorded based on the percentage that costs incurred to date bear to the most recent estimates of total costs to complete each contract.  Estimating future costs and, therefore, revenues and profits, is a process requiring a high degree of management judgment, including management’s assumptions regarding future operations as well as general economic conditions.  In the event of a change in total estimated contract cost or profit, the cumulative effect of such change is recorded in the period the change in estimate occurs.  Frequently, the period of performance of a contract extends over a long period of time and, as such, revenue recognition and the Company’s profitability from a particular contract may be adversely affected to the extent that estimated cost to complete or incentive or award fee estimates are revised, delivery schedules are delayed or progress under a contract is otherwise impeded.  Accordingly, the Company’s recorded revenues and gross profits from period to period can fluctuate.

The output from the Company’s contracts is generally based on milestones or performance targets set by the Company and its customers.  The Company’s contracts are negotiated with milestone payments that may not coincide with the level of effort or output measurement; thereby, creating the potential for a mismatch of costs and revenues on the front side or back side of the project.  An example might be a contract with a large up-front milestone payment for simply establishing a program plan.  The Company attempts to appropriately match revenue with expense, so in this instance, it would be inappropriate to recognize a milestone payment as revenue, since the proportional level of effort or cost incurred would have not yet been expended.

Certain contracts include provisions for increased or decreased revenue and profit based on performance against established targets. When the Company has incentive and award fees, they are included in estimated contract revenue at the time the amounts can be reasonably determined and are reasonably assured based upon historical experience and other objective criteria. If performance under such contracts were to differ from previous assumptions, current period revenues and profits would be adjusted and could therefore fluctuate significantly.

Revenues from CPFF contracts are recognized as expenses are incurred.  Estimated contract profits are taken into earnings in proportion to revenues recorded.  Time-and-material revenues are recognized as services are performed and costs incurred.

Recognition of losses on projects are taken as soon as the loss is reasonably determinable and accrued on the balance sheet in other accrued liabilities.  The current accrual for potential losses on existing projects represents approximately $0.1 million at June 30, 2008 and $0.3 million at December 31, 2007.  The accrual is adjusted as projects move toward completion and more accurate estimates are established.  Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions (when applicable), and final contract settlements may result in revisions to costs and income, and are recognized in the period in which the revisions are determined.  Contract costs include all direct material, direct labor and subcontractor costs, and other costs such as supplies, tools and travel which are specifically related to a particular contract.  All other selling, general and administrative costs are expensed as incurred.

The majority of the Company’s revenue is derived from United States Government and Government related contracts. Such contracts have certain risks which include dependence on future appropriations and administrative allotment of funds and changes in government policies. Costs incurred under United States Government Contracts are subject to audit.  The Company believes that the results of such audits will not have a material effect on its financial position or its results of operations.

(b)    Inventory

Inventory is valued based on the lower-of-cost-or-market method and is disbursed on a First-In, First-Out (FIFO) basis, unless required by customer contract to be distributed by specific identification for lot control purposes.  Inventory includes raw material inventory, finished goods inventory and work-in-process inventory.  Work-in-process inventory includes, but is not limited to, program costs in excess of customer requirements to pay.  In those cases, costs may be held in work-in-process while the Company negotiates for contract modifications to cover those costs.  If the negotiations result in revenues in excess of those costs, the Company records a profit at the conclusion of the program.  If the negotiations result in revenues not in excess of those costs or no additional consideration, the Company records the full estimated program loss at the time of the notification.  The amount of such program costs held in work-in-process inventory on June 30, 2008 and December 31, 2007 was approximately $0.7 million and $0.5 million, respectively.  The Company inventory detail follows:

Inventory	June 30, 2008	December 31, 2007
Raw Material	$ 523,125	$ 570,432
Work in Progress	690,630	528,614
Finished Goods	172,203	62,183
Subtotal	1,385,958	1,161,229
Inventory Allowance	(155,000)	(155,000)
Inventory, Net	$ 1,230,958	$ 1,006,229

Inventories are reviewed for estimated obsolescence or unusable items and, if appropriate, are written down to the net realizable value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those the Company projects, additional inventory write-downs may be required. These are considered permanent adjustments to the cost basis of the inventory.  In 2007, the Company established an inventory reserve of approximately $0.2 million to cover such estimated obsolete items.  The Company evaluates the inventory allowance quarterly.

(c)    Net income (loss) per common share

Basic earnings per share are calculated using the weighted average number of shares outstanding, according to the rules of SFAS No. 128, Earnings per Share during the periods.  Diluted earnings per share include the weighted-average effect of all dilutive securities outstanding during the periods.  Under the treasury stock method the employee must pay for exercising stock options, the amount of compensation cost for future services that the Company has not yet recognized and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.  Securities which are out-of-the-money and presumed not be exercisable have not been included in the dilution of the earnings per share.

(d)         Accounts receivable and allowances for uncollectible accounts

Accounts receivable are stated at the historical carrying amount net of write-offs and allowances for uncollectible accounts.  The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written-off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that balance will not be collected.  At June 30, 2008 and December 31, 2007, the allowance for uncollectible accounts was approximately $57,000 and $62,000, respectively.

(e)	Estimates

Actual results of contracts may differ from management's estimates and such differences could be material to the consolidated financial statements.  Professional fees are billed to customers on a time and materials basis.  Time and material revenues are recognized as services are performed and costs incurred.

(f)	Warranty

The Company has a warranty policy to assume obligations in connection with certain customer contracts.  The Company records a liability for the expected costs to service estimated warranty claims.  This amount is included in other liabilities.  Activity in the warranty liability account consisted of the following:

	June 30, 2008	December 31, 2007
Balance at January 1	$ 505,984	76,000
Accruals during the period	-	557,187
Reductions during the period	(114,064)	(127,203)
Balance	$ 391,920	$ 505,984

(g)	Taxes

FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FAS 109. FIN 48 provides clarification for the financial statement measurement and recognition of tax positions that are taken or expected to be taken in a tax return. The Company adopted FIN 48 effective January 1, 2007 and is in the process of completing a FIN 48 analysis.  The adoption of FIN 48 is not expected to impact the Company’s financial condition, results of operations or cash flows for the six months ended June 30, 2008 and 2007.

(h)	Reclassification

The Company has reclassified its costs in excess of billings from accounts receivable to a separate line on the balance sheet. The Company also consolidated both short term and long term notes payable and capital leases on the balance sheet.

3.     Other Liabilities

Other accrued liabilities at June 30, 2008 and December 31, 2007 consisted of the following:

Other Accrued Liabilities at	June 30, 2008	December 31, 2007
Customer deposits and other accruals	$ 853,192	$ 348,054
Warranty accrual	391,920	505,984
Provision for anticipated loss	141,776	315,544
Employee accruals	88,333	125,000
Legal, royalty and customer accuals	74,777	125,664
Dividend (Series C preferred stock)	42,432	42,899
Deferred rent	37,483	37,483
Dividend (Series D-1 preferred stock)		76,475
Employee Stock Purchase Plan	28,804	24,672
Property and income tax accruals	18,948	30,993
Total other accrued liabilities	$ 1,721,691	$ 1,632,768

Other long term liabilities at June 30, 2008 and December 31, 2007 consisted of the following:

Long Term Other Accrued Liabilities at	June 30, 2008	December 31, 2007
Long term portion of deferred rent	$ 683,651	$ 643,168

a)     Building and Deferred Gain.

In January 2003, the Company sold its interest in its Poway, California headquarters facility.  The transaction included the sale of the land and building and a deferred gain was recorded.  In conjunction with the sale, the Company entered into a lease agreement with the buyer to leaseback its facilities.  The Company's then chief executive officer provided a guaranty for the leaseback, which guaranty is still in place.  The gain on the sale of the facility was deferred and amortized in proportion to the gross rental charged to expense over the lease term.  The deferred gain of $1.2 million is being amortized at the rate of $117,272 per year for ten years ending in January 2013.  As of June 30, 2008, the deferred gain was $0.5 million.  This amortization is included in the Company's non-operating income/(expenses) and totaled approximately $58,600 for each of the six months ended June 30, 2008 and 2007.

b)     Revolving Credit Facility.

On September 29, 2006, the Company entered into a $5.0 million financing arrangement with Laurus Master Fund, Ltd. (“Laurus”).  The financing is effected through a revolving note for up to $5.0 million, although the exact principal balance at any given time will depend on draws made by the Company on the facility.  The Company may borrow against the facility under an investment formula based on accounts receivable at an advance rate equal to 90% of eligible receivables and the lesser of: (a) 50% of eligible inventory (calculated on the basis of the lower-of-cost-or-market, on a first-in-first-out basis); or (b) $1.0 million, provided, however, that no more than $0.5 million of such eligible inventory may be in the form of work-in-process inventory.  There was no balance on this revolving credit facility at June 30, 2008 and December 31, 2007.

The facility bears interest at a rate equal to prime plus 2%. This rate increases or decreases on the date the Prime Rate adjusts.  Interest is payable monthly.  Interest is due on the first business day of each month from October 2006 through maturity.  The term of the facility is scheduled to end on September 29, 2009.  At inception, Laurus received, as a loan fee of 310,009 unregistered shares of the Company’s common stock valued at $0.35 million plus cash fees of $0.18 million. The value of these shares was determined based on the $1.13 average trading price for the stock during the preceding ten business days and was expensed over the first year of the note.  Laurus received an additional 283,286 unregistered shares of the Company’s common stock valued at $0.2 million at the first anniversary of the facility.  The value of these shares was determined based on the average trading price for the stock during the preceding ten business days, which was $0.72 per share, and the expense will be amortized over the second year of the note.  The Company will issue additional restricted shares of its common stock worth, in the aggregate, $0.2 million to Laurus on the third anniversary date of the facility, if the facility remains in place.  The pricing of these additional shares will be based on the applicable preceding ten business day average trading price.

Laurus agreed that when it can resell the unregistered shares under Rule 144, its resale on any one day cannot exceed 10% of the daily trading volume. The 310,009 and 283,286 shares previously granted under this revolving credit facility, and referenced above, were subsequently registered for resale on a registration statement.  The facility is not convertible into any class of the Company’s securities at any time during its term.  In addition, Laurus is strictly prohibited from engaging in any short sales of the Company’s common stock during the term of the facility.

The facility is a secured debt, collateralized by substantially all of the Company's and its subsidiaries' assets. The facility contains certain default provisions.  In the event of a default by the Company, the Company will be required to pay an additional fee per month until the default is cured.  Laurus has the option of accelerating the entire principal balance and requiring the Company to pay a premium in the event of an uncured default.

The facility requires the Company to deposit all funds (other than certain refundable deposits and proceeds from financings) into a lockbox that will be swept on a daily basis to reduce any outstanding facility balance. Any funds in excess of any outstanding facility balance are transferred to the Company on a daily basis.

The Company paid Laurus’ legal fees and expenses in structuring the facility, conducting due diligence and escrow fees.  In addition, the Company paid a finder’s fee in the amount of $35,000 and paid Laurus a facility fee of 3.5%, or approximately $0.14 million, of the facility amount, which facility fee is being expensed over the life of the note.

4.     Stockholder's Equity - Preferred Stock, Common Stock, Warrants, and Options

Preferred Stock

a)     Series C Preferred Stock.

On August 25, 2004, the Company issued 250,000 shares of its Series C Non-Redeemable Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), to Laurus for an aggregate purchase price of $2.5 million or $10.00 per share (the "Stated Value").  The Series C Preferred Stock was originally convertible into shares of the Company's common stock at a rate of $1.54 per share.  On September 21, 2007, the Company adjusted the fixed conversion price from $1.54 to $0.62 per share due to a common stock financing with OHB Technology AG and MT Aerospace AG.  The Company had not previously re-priced the Series C Preferred Stock when the Series D-1 Preferred Stock was issued and the June 2007 warrant offer to preferred stockholders was made due to Laurus’ participation in those transactions.  The Company has received verbal and written waivers from Laurus on these previous transactions.

The Company accrues quarterly, cumulative dividends on the Series C Preferred Stock at a rate of 6.85% per annum.  During the six month periods ended June 30, 2008 and 2007, the Company declared dividends payable of approximately $85,000 and $84,000, respectively, to the holders of its Series C Preferred Stock. These dividends are payable in cash or shares of common stock at the holder's option with the exception that dividends may be paid in shares of common stock for up to 25% of the aggregate dollar trading volume if the fair market value of the Company's common stock for the 20-days preceding the conversion date exceeds 120% of the conversion rate.  Accrued dividends were paid in cash during 2007 and the first quarter of 2008.  On June 30, 2008, accrued but unpaid dividends were approximately $42,000; these accrued dividends were paid in cash in July 2008.

The Series C Preferred Stock is redeemable by the Company in whole or in part at any time after issuance for (a) 115% of the Stated Value if the average closing price of the common stock for the 22 days immediately preceding the date of redemption does not exceed $0.62 per share (adjusted in September 2007 related to the sale of common stock to OHB Technology AG and MT Aerospace AG) or (b) the Stated Value if the average closing price of the common stock for the 22 days immediately preceding the date of redemption exceeds $0.62 per share (adjusted in September 2007 related to the sale of common stock to OHB Technology AG and MT Aerospace AG). The shares of Series C Preferred Stock have a liquidation right equal to the Stated Value upon the Company's dissolution, liquidation or winding-up.  The shares of Series C Preferred Stock have no voting rights, except as required by law.

In conjunction with the issuance of the shares of Series C Preferred Stock the Company issued a five-year common stock warrant to Laurus for the purchase of 487,000 shares of the Company's common stock at an exercise price of $1.77 per share.  On March 7, 2008, Laurus transferred these warrants to PSource Structured Debt Limited, a Guernsey limited liability company.  PSource is a publicly traded company on the London exchange that from time to time has purchased assets from Laurus and is not affiliated with Laurus.

b)     Series D-1 Preferred Stock.

On January 12, 2006, the Company entered into a Securities Purchase Agreement with a limited number of institutional accredited investors, including Tailwind Capital, Bristol Capital Management, Nite Capital, Laurus and Omicron Capital, (which has since transferred its preferred shares to Portside Growth & Opportunity Fund and Rockmore Investment Master Fund).  On January 13, 2006, the Company issued and sold to these investors 5,150 shares of Series D-1 Amortizing Convertible Perpetual Preferred Stock, par value $0.001 per share (the “Series D-1 Preferred Stock”), for an aggregate purchase price of $5.15 million, or $1,000 per share.  As of June 30, 2008, approximately 2,375 shares of Series D-1 Preferred Stock remain outstanding and approximately 2,775 shares of Series D-1 Preferred Stock had been repurchased through voluntary amortization, converted to the Company’s common stock or redeemed by investor request at a discount. In total, 75 shares of Series D-1 Preferred Stock were converted into 50,676 shares of the Company's common stock, 2,533 shares of Series D-1 Preferred Stock have been repaid through voluntary amortization, as provided for in the Securities Purchase Agreement, and 167 shares of Series D-1 Preferred Stock have been repurchased through an investor request at a 15% discount.  The Company also issued various warrants to these investors as described below.  The Company paid cash fees and expenses of approximately $119,000 to a finder for the introduction of potential investors in this financing, and paid $60,000 to the lead investor's counsel for legal expenses incurred in the transaction.  The shares of Series D-1 Preferred Stock are convertible into shares of the Company's common stock at a rate of $1.48 per share and accrue quarterly, cumulative dividends at a rate of LIBOR plus 4% on the first day of the applicable quarter.  As of June 30, 2008, the Company had accrued Series D-1 dividends of approximately $44,000, which were paid in July 2008.

Certain warrants the Company issued to the Series D-1 investors at the closing entitled the investors to purchase up to an aggregate of 1,135,138 shares of the Company's common stock at an exercise price of $1.51 per share.  On August 23, 2006, pursuant to the terms of a Securities Purchase Agreement, Omicron transferred and assigned to Rockmore Investment Master Fund Ltd., warrants on 69,820 shares of the Company’s common stock.  Rockmore Capital, LLC and Rockmore Partners, LLC, each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore, an exempted company formed under the laws of Bermuda.  On May 31, 2007, the Company offered to the holders of these warrants the opportunity to exercise the warrants at a specially reduced price to be calculated as 80% times the volume weighted average price (VWAP) of its common stock for the 20 trading days preceding the warrant holder’s acceptance of the offer. Although this written offer expired by its terms on June 15, 2007, the Company orally extended the offer to June 29, 2007 and Laurus accepted, exercising 500,000 of its 639,203 warrants of this series for $0.29 million cash.  The VWAP for the 20 trading days preceding June 29, 2007 was $0.725 per share making the strike price of the common stock warrant $0.58 which is 80% of the $0.725.  Due to a ratchet anti-dilution provision in the warrants of this series, the exercise price of the remaining 635,138 warrants in the series (which included 139,203 warrants that were then still owned by Laurus) was reduced to $0.58 per share as a result of this transaction, and otherwise the remaining warrants remain in full force and effect in accordance with their original terms.  On October 29, 2007, pursuant to the terms of a Securities Purchase Agreement, Nite Capital LLC transferred and assigned to Fort Mason Master LP and Fort Mason Partners LP warrants for the purchase of 55,104 shares of common stock.  Fort Mason Capital, LLC serves as the general partner of Fort Mason Master LP and, in such capacity, exercises sole voting and investment authority with respect to such shares.  On March 7, 2008, Laurus transferred their remaining 139,203 warrants to PSource Structured Debt Limited a Guernsey limited liability company.  PSource is a publicly traded company on the London exchange that from time to time has purchased assets from Laurus and is not affiliated with Laurus.  On July 21, 2008 pursuant to the terms of a Securities Purchase Agreement, Omicron transferred and assigned to Warrant Strategies Fund, warrants for the purchase of 150,595 shares of common stock.  Warrant Strategies Fund, is a Delaware limited liability company.   The warrants are exercisable for five years following the original date of grant. The warrants feature a net exercise provision, which enables the holder to choose to exercise the warrant without paying cash. However, this right is available only if a registration statement or prospectus covering the shares subject to the warrant is not available.  The warrants will continue to have the anti-dilution provisions reducing the warrant exercise price, if the Company issues equity securities (other than in specified exempt transactions) at an effective price below the warrant exercise price, to such lower exercise price.

The purchase agreement contains a number of covenants by the Company, which includes an agreement not to effect any transaction involving the issuance of securities convertible, exercisable or exchangeable for the Company's common stock at a price or rate per share which floats (i.e., which may change over time), without the consent of a majority of the Series D-1 preferred stockholders, so long as any shares of Series D-1 Preferred Stock are outstanding, subject to certain conditions.

In connection with the Series D-1 Preferred Stock financing, Laurus consented to and waived certain contractual rights.  The Company paid Laurus Capital Management, L.L.C., the manager of Laurus Master Fund, an amount of $87,000 in connection with Laurus' delivery of the consent and waiver.

c)     Common Stock Options

The Company adopted SFAS 123(R) to account for its stock-based compensation beginning January 1, 2006.  For the six months ended June 30, 2008 and 2007, the Company expensed approximately $256,000 and $212,000 of stock option expenses due to SFAS 123(R).  The Company expensed stock options based on a calculation using the minimum value method as prescribed by SFAS 123(R), otherwise known as the Black-Scholes method.  Under this method, the Company used a risk-free interest rate at the date of grant, an expected volatility, an expected dividend yield and an expected life of the options to determine the fair value of options granted.  The risk-free interest rate was estimated and ranged from 2.17% to 4.75%, expected volatility ranged from 49.62% to 94.36% at the time all options were granted, the dividend yield was assumed to be zero, and the expected life of the options was assumed to be four years based on the average vesting period of options granted.

5.  Goodwill and Intangible Assets

In January, 2006, the Company completed the acquisition of Starsys Research Corporation by forward triangular merger.  The Company initially accounted for $12.2 million of the acquired assets as goodwill and later in 2006, reduced the goodwill allocation to $11.2 million by identifying approximately $1.0 million in fixed assets and intangible assets, which are being amortized over their estimated useful lives. The weighted average amortization period for these intangible assets is currently approximately 8 years.  During the quarters ended June 30, 2008 and 2007, the Company completed its annual impairment test of goodwill and concluded that goodwill was not impaired.

6.     Other Assets

a)     Other Current Assets

Other current assets consist of a variety of prepaid items and other cash advances for items which are expected to occur within the next year. The following is a listing of items that constitute the Company’s other current assets at June 30, 2008 and December 31, 2007.

Other Current Assets at	June 30, 2008	December 31, 2007
Financing fees	$ 215,148	$ 421,986
Software prepaid license	146,154	152,219
Rental prepaid short term	78,573	78,573
Insurance prepaid	69,685	27,585
All other short term deposits	6,643	19,110
Property tax prepayment	4,915	2,647
Total Other Current Assets	$ 521,118	$ 702,120

b)     Other Assets

Other assets consist of prepaid and other cash advances for items which are expected to occur at a date beyond twelve months into the future. The following is a listing of items that constitute the Company’s other assets at June 30, 2008 and December 31, 2007.

Other Assets at	June 30, 2008	December 31, 2007
Louisville facility letter of credit	$ 546,887	$ 535,669
Deposits	413,351	339,683
Deferred expenses	78,896	169,920
Total Other Assets	$ 1,039,134	$ 1,045,272

7.  Subsequent Events

On July 15, 2008, the Company entered into a Release agreement with the Shareholder Agent for the former shareholders of Starsys Research Corporation.  In exchange for the release of the Shareholder Agent's and the other former Starsys Research Corporation shareholders' claims to entitlement to payment of earnout Performance Consideration under, and of all other claims under, the Agreement and Plan of Merger and Reorganization dated October 24, 2005, as subsequently amended, among Starsys Research Corporation, Monoceros Acquisition Corp., the Company and the Shareholder Agent, the Company agreed to pay the former shareholders $116,667 cash and 833,333 shares of Company common stock, with certificates representing 108,286 shares to be delivered to the former shareholders promptly, certificates representing 356,953 shares to be delivered to the former shareholders in six months, certificates representing 184,049 shares to be delivered to the former shareholders in nine months and certificates representing 184,045 shares to be delivered to the former shareholders in twelve months.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this document.  Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the Risk Factors set forth herein.

In addition to historical information, the following discussion and other parts of this document may contain forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other comparable terminology.  These statements are only predictions.

Actual results could differ materially from those anticipated by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  We undertake no obligation to publicly update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

Overview
SpaceDev, Inc., a Delaware corporation, together with our subsidiaries, (“SpaceDev,” “we,”  “us,” “our,” or “Company”), is a leading independent space technology company.  We are engaged in the conception, design, development, manufacture, integration, sale, and operation of space systems, subsystems, products and services, as well as the design, manufacture, and sale of mechanical and electromechanical subsystems and components for spacecraft.  We are currently focused on the commercial and military development of low-cost small satellites and related subsystems, hybrid rocket propulsion for space and launch vehicles, subsystems that enable critical spacecraft functions such as pointing solar arrays and communication antennas and restraining, deploying and actuating moving spacecraft components.  We maintain our corporate headquarters in California and operating centers in California, Colorado and North Carolina and currently have approximately 175 full and part time employees.

During the first six months of 2008, approximately 65.7% of our revenues were generated from direct government contracts, and from government-related work through subcontracts with others, while the remaining 34.3% were generated from commercial contracts.  During the same period in 2007, approximately 79.2% of our net sales were generated from direct government contracts, and from government-related work through subcontracts with others, while the remaining 20.8% was generated from commercial contracts.  Currently, we are focusing on the domestic United States government market, which we believe is only about one-half of the global government market for our mission solutions, products, services and technologies. We are restricted by export control regulations, including International Traffic in Arms Regulations, which may limit our ability to develop market opportunities outside the United States.  However, international revenues have historically represented less than 5% of our total net sales and we are interested in exploring further international contract opportunities.  Our new and evolving relationship with OHB Technology AG and MT Aerospace AG may influence our decision and ability to operate in the international marketplace, as well as for them to operate in the United States government and civil marketplace.

During the first half of 2008, we submitted over 108 bids or proposals for government or commercial programs and continued our work with the United States Congress to identify directed funding for our programs.

Financing

Revolving Credit Facility

In September 2006, we entered into a $5.0 million financing arrangement with Laurus Master Fund, Ltd. (“Laurus”).  The financing is effected through a revolving note for up to $5.0 million, although the exact principal balance at any given time will depend on draws made by us on the facility.  The revolving credit facility had a zero balance at June 30, 2008 and December 31, 2007.

We are allowed to borrow against the revolving credit facility under an investment formula based on accounts receivable at an advance rate equal to 90% of eligible receivables and the lesser of: (a) 50% of eligible inventory (calculated on the basis of the lower-of-cost-or-market, on a first-in-first-out basis); or, (b) $1.0 million, provided, however, that no more than $0.5 million of such eligible inventory may be in the form of work-in-process inventory.

The revolving credit facility bears interest at a rate equal to prime plus 2% and is payable monthly. The rate will be increased or decreased on the date the Prime Rate is adjusted.  Interest is due on the first business day of each month through maturity.  The term of the facility is scheduled to end on September 29, 2009.  At inception, Laurus received, as a loan fee, 310,009 unregistered shares of our common stock valued at $0.35 million plus cash fees of $175,000. The value of these shares was determined based on the $1.13 average trading price for the stock during the preceding ten (10) business days and the expense was amortized daily over the first year of the note. The cash loan fee is being amortized over 36 months.  In September 2007, Laurus became entitled to an additional 283,286 shares, valued at $0.2 million upon the first anniversary of the facility.  This $0.2 million is being amortized over twelve months.  We will issue additional restricted shares of our common stock worth, in the aggregate, $0.2 million to Laurus in September 2008, if the facility remains in place.  The pricing of these additional shares will be based on the applicable preceding ten (10) business day average trading price.  The facility is not convertible into any class of our securities.

Laurus agreed that if and when it can resell the unregistered shares under Rule 144, its resale on any one day cannot exceed 10% of the daily trading volume. We registered the 310,009 shares and 283,286 shares, which totaled 593,295 shares, for resale in a registration statement that we filed in January 2008 and which was declared effective by the Securities and Exchange Commission in February 2008.  In addition, Laurus is strictly prohibited from engaging in any short sales of our common stock during the term of the facility.

The facility is a secured debt, collateralized by substantially all of our assets. The facility contains certain default provisions.  In the event of a default by us, we will be required to pay an additional fee per month until the default is cured.  Laurus has the option of accelerating the entire principal balance and requiring us to pay a premium in the event of an uncured default.  The facility requires us to deposit all funds (other than certain refundable deposits) into a lockbox that will be swept on a daily basis to reduce any outstanding facility balance. Any funds in excess of any outstanding facility balance are transferred to us on a daily basis.

Selection of Significant Contracts

In June 2002, Starsys Research Corporation was awarded a contract from Northrop Grumman Space Technology for the design, development, assembly, and test of two configurations of flat plate gimbal drive assemblies.  These gimbals are used to position six dish antennas and two nulling antenna systems for each of two large spacecraft.  Subsequent to this award, Northrop Grumman Space Technology modified this contract to include a third shipset bringing the total contract value to approximately $7.1 million.  In addition to eight flight unit deliveries per large spacecraft, the program includes development and qualification hardware.  This contract was awarded as a firm fixed price contract with the final delivery scheduled for March 2007 and was part of our acquisition of Starsys Research Corporation on January 31, 2006.  We recorded revenues from this contract during the first six months of 2008 and from February 1, 2006 through December 31, 2007 of approximately $0.1 million and $4.3 million, respectively.  We experienced significant cost overruns on this contract.  Prior to our merger, the contract was modified to add an additional $1.7 million.  After the merger, we negotiated contract modifications in both the timing of payments and in the amount of additional contract consideration of up to $1.0 million based on the achievement of specific milestones.  Of the additional possible $1.0 million, we achieved milestones entitling us to the majority of the incentive payments, which will partially mitigate the impact of significant cost, scope and requirement changes and overruns.  Since we were successful in achieving our performance targets, we defrayed some of our cost overruns.  We completed this program during the first quarter of 2008 and the total contract value of $9.8 million has been recognized.

In March 2004, we were awarded a five-year, cost-plus fixed-fee indefinite delivery/indefinite quantity contract for up to approximately $43 million to conduct a microsatellite distributed sensing experiment (intended to design and build up to six responsive, affordable, high performance microsatellites to support national missile defense), an option for a laser communications experiment, and other microsatellite studies and experiments as required in support of the Advanced Systems Deputate of the Missile Defense Agency.  The overall contract initially called for us to analyze, design, develop, fabricate, integrate, test, operate and support a networked cluster of three formation-flying boost phase and midcourse tracking microsatellites, with an option to design, develop, fabricate, integrate, test, operate and support a second cluster of three formation-flying microsatellites to be networked on-orbit with high speed laser communications technology.  This overall contract proceeded under a phased approach.  The first phase, executed under Task Order I for approximately $1.1 million, was awarded in April 2004, completed in September 2004, and resulted in a general mission and microsatellite design.  The second phase, executed under Task Order II for approximately $8.3 million, was awarded in October 2004 and was originally expected to be completed by January 2006 but was extended at the request of the Missile Defense Agency with an increased funding of $1.5 million, and subsequently completed in March 2006.  Task Order II resulted in a detailed mission and microsatellite design, which underwent a successful Critical Design Review in March 2006.  Task Order III, the first of several task orders expected during the third phase, was awarded in April 2006 for a total of approximately $1.5 million, which was later amended to approximately $2.5 million and was successfully completed in June 2006. Task Order IV was awarded by the Missile Defense Agency in July 2006, with initial funding of approximately $4.0 million through November 2006.  Task Order IV was subsequently amended to approximately $4.5 million and extended through June 15, 2007.  On April 12, 2007, we finalized a contract modification to Task Order IV with the Missile Defense Agency.  The main content of the change was to: 1) extend the period of performance from June 15, 2007 to September 30, 2007 and subsequently to March 31, 2008, at no additional cost to the government; 2) increase the funding ceiling from approximately $4.5 million to approximately $9.0 million; 3) provide approximately $1.6 million in funding toward the increased ceiling; and 4) change the statement of work to reflect the delivery of one microsatellite.  On May 11, 2007 the remaining $2.9 million in funding was provided to fully fund the $9.0 million task order.  We were informed that there was no Government Fiscal Year 2008 funds available from the Missile Defense Agency to support our microsatellite distributed sensing experiment beyond the funds described above.  We have been working with the Missile Defense Agency and other government agencies for additional funding support.  Government contract funds from the Missile Defense Agency from Government Fiscal Year 2007 were not exhausted in that fiscal year and were used to cover anticipated phase completion costs through January 2008.  (See Risk Factors: “Some of our government contracts are staged and we cannot guarantee that all stages of the contracts will be awarded to us or fully funded” and “A substantial portion of our net sales are generated from government contracts, which makes us susceptible to the uncertainties inherent in the government budgeting process.  In addition, many of our contracts can be terminated by our customer.)

In January 2008, we arranged for another government agency, the Department of Defense office of Operationally Responsive Space, to fund our continued development through their new Jumpstart Mission.   Task Order IV was amended to include the Jumpstart Mission, adding an additional $3.5 million in funding on a fixed price task order.  We recognized revenues of approximately $3.5 million under this contract during the first six month of 2008, and $25.4 million under this contract from inception through June 30, 2008.  In July 2008 the Missile Defense Agency transferred the remaining contract to the Department of Defense Operationally Responsive Space and we are awaiting further funding under this contract.

In January 2005, we were awarded a firm fixed price contract from Raytheon in Goleta, California for the design, development, manufacture, assembly and test of the Aerosol Polarimetry Sensor, Scan Mirror Motor/Encoder Assembly.  The Aerosol Polarimetry Sensor instrument is slated to fly on the NASA Glory mission.  The Aerosol Polarimetry Sensor instrument is also a prime candidate for a secondary payload on National Polar-orbiting Operational Environmental Satellite System (NPOESS).  The Scan Mirror Motor/Encoder Assembly consists of low ripple, precision brushless DC motor and optical encoder assembly.  The program consists of a development unit, engineering unit, qualification/life test unit, and flight units. This contract was awarded as a cost-plus fixed-fee contract at a value of $2.5 million.  In July 2006, the contract was modified to add approximately $2.5 million with incremental funding bringing the contract value to $5.0 million and extended the period of performance to March 2009.  We continue to receive incremental funding and as of June 30, 2008 the contract value is approximately 5.4 million.  We recorded revenues from this contract during the first six months of 2008 and from February 1, 2006 through December 31, 2007 of approximately $0.6 million and $3.4 million, respectively.

In February 2006, the Air Force Research Laboratory awarded us two deployable boom technology contracts for advance research and development of a self-deployed articulated boom for approximately $1.0 million and a jack screw deployed boom for approximately $1.5 million.  We recorded revenues from this contract during the first six months of 2008 and from February 2006 through December 31, 2007 of approximately $0.1 million and $2.3 million, respectively.

In June 2006, Lockheed Martin Commercial Space Systems awarded us a firm fixed price contract for the design and fabrication of the antenna pointing gimbals onboard the US Navy’s Mobile User Objective System.  The initial award is for two flight shipsets and includes two standard A2100 5-meter antenna gimbal assemblies, four Ka-Band antenna gimbal assemblies and two 14-meter gimbal assemblies.  The current contract includes the development and qualification of the Ka-Band and 14-meter gimbal designs in addition to delivery of standard gimbals that we have previously provided for the A-2100 bus.  Proposals have been submitted for additional gimbals supporting three additional MUOS spacecraft for approximately $3.0 million in addition to the baseline procurement.  The current value of this contract is approximately $4.4 million.  We recognized $0.7 million of revenues from this contract during the first six months of 2008 and from June 2006 through December 31, 2007 we recorded approximately $3.0 million in revenue.  We are currently working with the customer for possible additional contract modifications to this program.

In July 2006, we were awarded a contract from the Air Force Research Laboratories in support of a Broad Agency Announcement. This contract allows tasks to be identified, approved, and funded to develop innovative technologies in the field of deployable structures for spaceflight applications. The current contract value is $1.8 million.  Deployable structures are designed to enable the placement of large payloads within the constrained volume of the launch vehicle and then to deploy, or erect, a larger system once the satellite or vehicle is no longer constrained by the enclosed volume of the launch vehicle fairing. The development efforts to date have focused on deployable antennae for commercial applications, large systems for a variety of radio frequency missions, and deployable optical systems. Several of these efforts have resulted in securing customer funding from potential missions to further design and/or analyses in evaluating the potential application of the SDI deployable structure technologies.  We recorded revenues from this contract during the first six months of 2008 and from July 2006 through December 31, 2007 of approximately $0.3 million and $0.4 million, respectively.

In August 2006, we were awarded a government firm fixed price contract to provide the solar array drive, antenna pointing actuators, and gimbal control electronic assemblies for the Lunar Reconnaissance Orbiter program from NASA Goddard Space Flight Center and Swales Aerospace. The total contract value is in excess of $6.8 million.  The Lunar Reconnaissance Orbiter mission is scheduled to launch in the fall of 2008 as part of NASA's Lunar Precursor and Robotic Program. The spacecraft requires two drive actuators to align the solar panels with the sun, and a two axis pointing mechanisms to align the downlink antenna for communication with earth.  We are to provide these actuators for the large spacecraft along with the electronics to control them.  A total of seven actuators and five control electronics assemblies will be delivered under the contract.  We recorded revenues from this contract during the first six months of 2008 and from August 2006 through December 31, 2007 of approximately $0.3 million and $5.8 million, respectively.

In August and November 2006, we were awarded two contracts to provide hardware for the H-II Transfer Vehicle for Ishikawa Aerospace and JAXA, the Japanese Space Agency.  The H-II Transfer Vehicle will provide servicing missions to deliver supplies to the International Space Station.  These contracts were obtained as follow-on to a prior development contract started in 2002.  The total value of these two contracts is $1.2 million. JAXA is continuing to market supply missions which may result in further contract growth to this award.  We recorded revenues from this contract during the first six months of 2008 and from August 1, 2006 through December 31, 2007 of approximately $0.1 million and $1.1 million, respectively.

In January 2007, in partnership with the University of Colorado Laboratory for Space Physics, we were awarded a $0.75 million contract from the Missile Defense Agency to design and develop a non-sticking cover seal system for the Exo-atmospheric Kill Vehicle program, which is the kill vehicle component of the Ground Based Interceptor (the weapon element of the Ground-based Midcourse Defense System program).  The contract was awarded under the Small Business Technology Transfer Program that provides research funding for partnerships between industry and non-profit research institutions.  We recorded revenues from this contract during the first six months of 2008 and from inception through December 31, 2007 of approximately $0.2 million and $0.4 million, respectively.

In February 2007, we were awarded a $1.4 million cost reimbursable design and development subcontract with NASA’s Jet Propulsion Laboratory in support of the Mars Science Laboratory mission.  In 2007, this contract was modified to a value of approximately $1.9 million, and in 2008, we received an additional contract modification bringing the total contract value today to approximately $2.9 million.  We will develop and deliver electromechanical Descent Brake dampers.  The contract period of performance is approximately 18 months.  NASA’s Mars Science Laboratory mission will deliver a 1,800-pound rover to the surface of Mars in 2010.  Rather than the airbag landing system used by the Mars Exploration Rover mission, a “Skycrane” landing system will use a rocket-decelerated Descent Stage that will hover and gently lower the rover on a 25-foot long bridle cord.  A critical component of the “Skycrane” landing system is the Descent Brake that will lower the rover in less than seven seconds with a controlled speed profile that will provide a gentle touch-down on the Martian surface.  We recorded revenues from this contract during the first six months of 2008 and from inception through December 31, 2007 of approximately $0.9 million and $1.9 million, respectively.

In February 2007, we were awarded a contract valued at $1.5 million from Space Systems/Loral to deliver cell shorting devices for their communication satellite battery systems. We are now working on the assembly and test of the first 100-unit delivery. This is a follow-on contract for these devices that were originally developed under a previous contract and flight units have been in production since 2001. The Space Systems/Loral communications satellite platform is currently the leading seller among U.S. satellite platforms for commercial communications.  The cell shorting devices provide autonomous shorting or override of cells in the event that a cell fails. This preserves the battery system operation and performance at the best possible levels in the event of a cell failure.  We recorded revenues from this contract during the first six months of 2008 and from inception through December 31, 2007 of approximately $0.8 million and $0.6 million, respectively.

In March 2007, we received a follow-on order from Ball Aerospace and Technology Corporation for solar array rotational drive assemblies and drive control electronics for the Digital Globe WorldView-2 satellite program. The value of the order is approximately $1.3 million increasing the total contract value to $2.5 million.  The Starsys Quiet Array Drive Micro-Stepping motion control technology will be utilized on the Ball Aerospace BCP 2000 platform, which will articulate each of the two solar arrays for alignment with the sun. The WorldView-2 satellite is scheduled to be ready for launch in late 2008 and is expected to expand the capabilities of DigitalGlobe’s world imaging portfolio. We recorded revenues from this contract during the first six months of 2008 and from inception through December 31, 2007 of approximately $0.5 million and $1.9 million, respectively.

In April 2007, we were awarded a phase II SBIR for 3 Dimensional Deployable Structures technology development. The original, cost reimbursable contract was awarded at a value of $750,000. Through leveraging funds included in the Broad Agency Announcement, the scope of this effort has been increased to over $1.1 million. This technology can support a variety of new, leading-edge space missions for the Department of Defense and other agencies.  We recorded revenues from this contract during the first six months of 2008 and from inception through December 31, 2007 of approximately $0.5 million and $0.4 million, respectively.

In May of 2007, we were awarded a contract to firm-fixed-price contract from Lockheed Martin to develop several large brushless DC motor designs for an undisclosed mission.  The original contract value was for $248,500.  Over the ensuing 12 months, through a series of modifications to further the design, manufacture, and test the motors, the contract funded value has grown to over $2.7 million through June 30, 2008.  We recorded revenues from this contract during the first six months of 2008 and from inception through December 31, 2007 of approximately $1.6 million and $0.9 million, respectively.

In September 2007, we were awarded a cost reimbursable design and development contract with the Defense Advanced Research Projects Agency to develop a Solar Thermal Propulsion demonstration article as a subsystem of a small satellite that is intended to enable the first Solar Thermal Propulsion flight experiment.  The program consists of a six-month Base Program culminating in a Critical Design Review, followed by a six-month option culminating in a Solar Thermal Propulsion demonstration.  The award of the option is contingent on the Defense Advanced Research Projects Agency’s evaluation of the research results of the Base Program against a set of Go and No-Go criteria.  The contract value for the initial Base Program is $3.8 million. The option was exercised on May 14, 2008, bringing the total contract value to approximately $7.3 million.  We recorded revenues from this contract during the first six months of 2008 and from inception through December 31, 2007 of approximately $2.7 million and $1.2 million, respectively.

In October of 2007, we were awarded two related contracts to develop products for the Space Systems Loral commercial communications line of satellite buses.  One contract is for the development and qualification of a stepper motor used to drive the solar array panels which power the satellite. The original firm-fixed-price contract for this effort was for approximately $0.4 million.  This contract has been increased in value to a total of approximately $0.7 million  to complete the qualification effort. The other contract was provided fund, in conjunction with SDI internal IRAD funds, an Enhanced Deployment and Positioning Mechanism used to position the satellite antennae for optimal performance. The original contract value for this effort was approximately $0.3 million with significant recurring business potential in late 2008 and into the future.  We recorded revenues from this contract during the first six months of 2008 and from inception through December 31, 2007 of approximately $0.3 million and $42,000, respectively.

In February of 2008, we were awarded a cost-plus, fixed fee contract from NASA’s Jet Propulsion Laboratory to provide gearboxes to be used on the Mars Science Laboratory mission. NASA’s Mars Science Laboratory mission will deliver a 1,800-pound rover to the surface of Mars in 2010.  The total contract value is over $1.97 million and is scheduled to complete by September 30, 2008.  This contract was awarded when previously contracted efforts with another supplier were deemed unable to satisfy the program needs.  We recorded revenues from this contract during the first six months of 2008 of approximately $0.7 million.

Results of Operations

Please refer to the consolidated financial statements, which are a part of this report, for further information regarding the results of operations.

Six-Months Ended June 30, 2008 -vs.- Six-Months Ended June 30, 2007

During the six months ended June 30, 2008, we had net sales of approximately $19.3 million as compared to net sales of approximately $17.7 million for the same six month period in 2007, an increase of approximately 9%.  Sales increased primarily due to the growth of our non-government sector programs.  Revenue for the six months ended June 30, 2008 from government and government related work was approximately $12.7 million, or 65.7% of net sales, and revenue from commercial customers was approximately $6.6 million, or 34.3% of net sales.  In comparison, in the six months ended June 30, 2007, revenue from government and government related work was approximately $14.0 million, or 79.3% of net sales, and revenue from commercial customers was approximately $3.7 million, or 20.7% of net sales.

For the six months ended June 30, 2008, we had costs of sales (direct and allocated costs associated with individual contracts) of approximately $15.0 million, or 76.9% of net sales, as compared to approximately $13.1 million, or 74.1% of net sales, during the same period in 2007.  Our increase in cost of sales, or correspondingly our decrease in gross margin, was primarily due to two factors:  1) reduction in utilization of the provision for anticipated loss reserves; and, 2) an increase in our overhead costs.  With respect to the former, when we acquired Starsys in 2006, a $1.6 million reserve was established.  The reserve was reduced during the 2006 to 2008 period as those programs were completed.  The reserve was reduced more in 2007 (approximately $0.5 million) than it was in 2008 (approximately $0.2 million).  With respect to the latter, we experienced an increase in our overhead costs including a lower than expected labor utilization rate and increases in our facility costs.

Our operating expenses for the six month period ended June 30, 2008 remained flat at approximately $4.2 million.  Total operating expenses as a percentage of net sales decreased from 23.8% for the six months ended June 30, 2007 to 21.9% for the six months ended June 30, 2008.  The following are the components of our operating expenses:

•
General and administrative expenses decreased approximately $0.4 million from approximately $2.7 million for the six months ended June 30, 2007 to approximately $2.3 million for the same six month period in 2008.  The decrease can be attributed to the improved efficiencies of sharing certain General and Administrative services companywide rather than supported at each location, including but not limited to accounting support, information systems support and contract support.    General and administrative expenses as a percentage of total net sales declined from 15.0% for the six months ended June 30, 2007 to 12.0% for the same six month period in 2008.

•
Research and development expenses increased to approximately $453,000, or 2.4% of net sales, for the six months ended June 30, 2008, from approximately $163,000, or 0.9% of net sales, during the same period in 2007.  This increase of internally funded research and development was focused on programs to enhance our satellite capabilities and mechanical systems, including but not limited to our in house development of guidance and navigational control systems, small satellite production, and enhanced dual-axis pointing mechanism project.

•
Marketing and sales expenses increased to approximately $1.5 million, or 7.6% of net sales, for the six months ended June 30, 2008, from approximately $1.4 million, or 7.9% of net sales, during the same period in 2007.  The increase was mainly due to an increase in our bid and proposal efforts.

•
Our stock option expense is based on a calculation using the minimum value method as prescribed by SFAS 123(R), otherwise known as the Black-Scholes method.   Under this method, we used a risk-free interest rate at the date of grant, an expected volatility, an expected dividend yield and an expected life of the options to determine the fair value of options granted. The risk-free interest rate was estimated and ranged from 2.17% to 4.79%, expected volatility ranged from 49.62% to 94.36% at the time all options were granted, the dividend yield was assumed to be zero, and the expected life of the options was assumed to be four years based on the average vesting period of options granted.  The total expense for the six months ended June 30, 2008 and 2007 was approximately $0.3 million and $0.2 million, respectively.

Non-operating expense (income) consisted of interest expense, interest income, and deferred gain on the sale of our building, as well as other non-cash loan fees and expenses.

•
We recorded loan fees related to our revolving credit facility of approximately $99,000 and $174,000 for the six months ended June 30, 2008 and 2007, respectively.  We issued 310,009 shares of our common stock, valued at $0.35 million, to Laurus in September 2006 for revolving credit facility loan fees, which we amortized over the initial 12 months.  We further issued 283,286 shares of our common stock, valued at $0.2 million, to Laurus in September 2007 for revolving credit facility loan fees, which we are amortizing from October 2007 through September 2008.

•
Interest and other expense for the six months ended June 30, 2008 and 2007 was approximately $43,000 and $133,000, respectively.  The decrease was mainly attributable to utilization of our revolving credit facility in 2007; whereas, we did not utilize the revolving line of credit during in 2008.  Interest and other expenses also includes cash fees of $175,000, which we are amortizing over 36 months in connection to our  revolving credit facility mentioned above.  We generated interest and other income for the six months ended June 30, 2008 and 2007 of approximately $61,000 and $31,000, respectively, based on the levels of our cash balances in each period.

•
We recognized approximately $59,000 of the deferred gain on the 2003 sale of our Poway headquarters building during each of the six month periods ended June 30, 2008 and 2007, and we will continue to amortize the remaining deferred gain of approximately $0.5 million into non-operating income over the remainder of the leaseback period, which expires in January 2013.

During the six months ended June 30, 2008, we generated net income of approximately $205,000, or 1.1% of net sales, despite recognizing approximately $0.3 million in non-cash charges related to expensing stock options under SFAS 123(R), compared to net income of approximately $156,000, or 0.9% of net sales, for the same six month period in 2007, which also included approximately $0.2 million in non-cash charges related to expensing stock options under SFAS 123(R).  During the six months ended June 30, 2008, we had adjusted earnings before interest, taxes, depreciation and amortization, loan fees on our revolving facility, stock option expense, and gain on building sale, or Adjusted EBITDA, of approximately $1.2 million, or 6.1% of net sales, compared to approximately $1.2 million, or 6.7% of net sales, for the six months ended June 30, 2007.

The following table reconciles Adjusted EBITDA to net income for the six months ended June 30, 2008 and 2007:

For the six months ended	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)
Net Income	$ 204,598	$ 156,416
Interest Income	(60,771)	(30,979)
Interest Expense	42,511	133,313
Provision for Income Taxes	11,216	800
Depreciation and Amortization	675,710	592,916
Loan Fees on Revolving Credit Facility	99,177	173,562
Stock Option Expense	256,428	212,103
Gain on Building Sale	(58,635)	(58,636)
Adjusted EBITDA	$ 1,170,234	$ 1,179,495

We define Adjusted EBITDA as net income before interest, taxes, depreciation, amortization, loan fees on our revolving credit facility, stock option expense, and gain on the 2003 sale of our Poway building.  Adjusted EBITDA is not recognized under U.S. GAAP.  We believe the use of Adjusted EBITDA along with U.S. GAAP financial measures enhances the understanding of our operating results and is useful to our management, Board of Directors and investors.

•
Adjusted EBITDA is used by management as a performance measure for benchmarking against our peers and our competitors.  In particular, we evaluate management performance by using revenues and operating income (loss) before depreciation and amortization, loan fees on our revolving credit facility, stock option expense, and gain on our 2003 building sale.  We also use Adjusted EBITDA to evaluate operating performance, to measure performance for incentive compensation programs, and to evaluate future growth opportunities.

•
Adjusted EBITDA is one of the metrics used by management and our Board of Directors, to review the financial performance of the business on a monthly basis and, in part, to determine the level of compensation for management.  This is done by comparing the managers’ departmental budgets without interest, taxes, depreciation and amortization, loan fees on our revolving credit facility, stock option expense, and gain on our 2003 building sale as a measure of their performance.

•
We believe Adjusted EBITDA is useful to investors and allows a comparison of our operating results with that of competitors exclusive of depreciation and amortization, interest income, interest expense, non-cash stock option expenses and other non-operating expenses such as loan fees and gain on our 2003 building sale.  Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments and the variances in the amount of stock options granted to employees.

Adjusted EBITDA should not be viewed in isolation and is not presented as an alternative to cash flow from operations as a measure of our liquidity or as an alternative to net income as an indicator of our operating performance.  Adjusted EBITDA should be used in conjunction with U.S. GAAP financial measures. Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, income tax payments and debt service requirements.  There are material limitations associated with making the adjustments to calculate Adjusted EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure.  For instance, Adjusted EBITDA does not include:  1) interest expense, and because we may borrow money to finance our operations, interest expense is a necessary element of our costs;  2) depreciation and amortization expense, and because we use tangible and intangible capital assets, depreciation and amortization expense is a necessary element of our costs; and,  3) income tax expense, and despite our prospective tax loss carry forwards, because the payment of income taxes is part of our operations, income tax expense is a necessary element of our costs.  Since not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

Three Months Ended June 30, 2008 -vs.- Three Months Ended June 30, 2007

During the three months ended June 30, 2008, we had net sales of approximately $9.0 million as compared to net sales of approximately $8.6 million for the same three month period in 2007, an increase of approximately 4%.  Sales increased primarily due to the growth of our non-government sector programs.  Revenue for the three months ended June 30, 2008 from government and government related work was approximately $5.9 million, or 65.4% of net sales, and revenue from commercial customers was approximately $3.1 million, or 34.6% of net sales.  In comparison, in the three months ended June 30, 2007, revenue from government and government related work was approximately $6.4 million, or 74.9% of net sales, and revenue from commercial customers was approximately $2.2 million, or 25.1% of net sales.

For the three months ended June 30, 2008, we had costs of sales (direct and allocated costs associated with individual contracts) of approximately $6.9 million, or 76.6% of net sales, as compared to approximately $6.1 million, or 71.1% of net sales, during the same period in 2007.  Our increase in cost of sales, or correspondingly our decrease in gross margin, was primarily due to an increase in our overhead costs including a lower than expected labor utilization rate and increases in our facility costs.

We experienced a decrease of approximately $0.4 million, or 5% of net sales, in operating expenses for the three month period ended June 30, 2008, compared to the same period in 2007.  Total operating expenses as a percentage of net sales decreased from 27.1% for the three months ended June 30, 2007 to 21.4% for the three months ended June 30, 2008.  The following are the components of our operating expenses:

·
General and administrative expenses decreased approximately $0.5 million from approximately $1.4 million for the three months ended June 30, 2007 to approximately $0.9 million for the same three month period in 2008.  The decrease can be attributed to improved efficiencies of sharing certain General and Administrative services companywide rather than supported at each location, including but not limited to accounting support, information systems support and contract support.   General and administrative expenses as a percentage of total net sales decreased from 16.3% for the three months ended June 30, 2007 to 10.0% for the same three month period in 2008.

•
Research and development expenses increased to approximately $0.2 million, or 2.23% of net sales, for the three months ended June 30, 2008, from approximately $0.1 million, or 1.4% of net sales, of net sales, during the same period in 2007.  This increase of internally funded research and development was focused on programs to enhance our satellite capabilities and mechanical systems, including but not limited to our in house development of guidance and navigational control systems, small satellite production, and enhanced dual-axis pointing mechanism project.

•
Marketing and sales expenses remained flat at approximately $0.8 million, or 9.2% of net sales, for the three months ended June 30, 2008, from approximately $0.8 million, or 9.3% of net sales, during the same period in 2007.

•
Our stock option expense is based on a calculation using the minimum value method as prescribed by SFAS 123(R), otherwise known as the Black-Scholes method.   Under this method, we used a risk-free interest rate at the date of grant, an expected volatility, an expected dividend yield and an expected life of the options to determine the fair value of options granted.  The risk-free interest rate was estimated and ranged from 2.17% to 4.79%, expected volatility ranged from 49.62% to 94.36% at the time all options were granted, the dividend yield was assumed to be zero, and the expected life of the options was assumed to be four years based on the average vesting period of options granted.  The total expense for the three months ended June 30, 2008 and 2007 was approximately $0.2 million and $0.1 million, respectively.

Non-operating expense (income) consisted of interest expense, interest income, and deferred gain on the sale of our building, as well as other non-cash loan fees and expenses.

•
We recorded loan fees related to our revolving credit facility of approximately $50,000 and $87,000 for the three months ended June 30, 2008 and 2007, respectively.  We issued 310,009 shares of our common stock, valued at $0.35 million, to Laurus in September 2006 for revolving credit facility loan fees, which we amortized over the initial 12 months.  We further issued 283,286 shares of our common stock, valued at $0.2 million, to Laurus in September 2007 for revolving credit facility loan fees, which we are amortizing from October 2007 through September 2008.

•
Interest and other expense for the three months ended June 30, 2008 and 2007 was approximately $25,000 and $58,000, respectively.  The decrease was mainly attributable to utilization of our revolving credit facility in 2007; whereas, we did not utilize the revolving line of credit during in 2008.  Interest and other expenses also include cash fees of $175,000, which we are amortizing over 36 months in connection to our revolving credit facility mentioned above.  We generated interest and other income in the three months ended June 30, 2008 and 2007 of approximately $23,000 and $10,000, respectively, based on the levels of our cash balances in each period.

•
We recognized approximately $29,000 of the deferred gain on the 2003 sale of our Poway headquarters building during each of the three month periods ended June 30, 2008 and 2007, and we will continue to amortize the remaining deferred gain of approximately $0.5 million into non-operating income over the remainder of the leaseback period, which expires in January 2013.

During the three months ended June 30, 2008, we generated net income of approximately $147,000, or 1.6% of net sales, despite recognizing approximately $0.2 million in non-cash charges related to expensing stock options under SFAS 123(R), compared to net income of approximately $47,000, or 0.5% of net sales, for the same three month period in 2007, which also included approximately $0.1 million in non-cash charges related to expensing stock options under SFAS 123(R).  During the three months ended June 30, 2008, we had adjusted earnings before interest, taxes, depreciation and amortization, loan fees on our revolving facility, stock option expense, and gain on building sale, or Adjusted EBITDA, of approximately $0.7 million, or 7.6% of net sales, compared to approximately $0.5 million, or 6.2% of net sales, for the three months ended June 30, 2007.

The following table reconciles Adjusted EBITDA to net income for the three months ended June 30, 2008 and 2007:

For the three months ended	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)
Net Income	$ 147,326	$ 47,152
Interest Income	(23,188)	(10,023)
Interest Expense	24,532	57,956
Provision for Income Taxes	10,909	-
Depreciation and Amortization	340,536	276,678
Loan Fees on Revolving Credit Facility	49,863	87,261
Stock Option Expense	156,892	107,484
Gain on Building Sale	(29,318)	(29,318)
Adjusted EBITDA	$ 677,552	$ 537,190

We define Adjusted EBITDA as net income before interest, taxes, depreciation, amortization, loan fees on our revolving credit facility, stock option expense, and gain on the 2003 sale of our Poway building.  Adjusted EBITDA is not recognized under U.S. GAAP.  We believe the use of Adjusted EBITDA along with U.S. GAAP financial measures enhances the understanding of our operating results and is useful to our management, Board of Directors and investors.

•
Adjusted EBITDA is used by management as a performance measure for benchmarking against our peers and our competitors.  In particular, we evaluate management performance by using revenues and operating income (loss) before depreciation and amortization, loan fees on our revolving credit facility, stock option expense, and gain on our 2003 building sale.  We also use Adjusted EBITDA to evaluate operating performance, to measure performance for incentive compensation programs, and to evaluate future growth opportunities.

•
Adjusted EBITDA is one of the metrics used by management and our Board of Directors, to review the financial performance of the business on a monthly basis and, in part, to determine the level of compensation for management.  This is done by comparing the managers’ departmental budgets without interest, taxes, depreciation and amortization, loan fees on our revolving credit facility, stock option expense, and gain on our 2003 building sale as a measure of their performance.

•
We believe Adjusted EBITDA is useful to investors and allows a comparison of our operating results with that of competitors exclusive of depreciation and amortization, interest income, interest expense, non-cash stock option expenses and other non-operating expenses such as loan fees and gain on our 2003 building sale.  Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments and the variances in the amount of stock options granted to employees.

Adjusted EBITDA should not be viewed in isolation and is not presented as an alternative to cash flow from operations as a measure of our liquidity or as an alternative to net income as an indicator of our operating performance.  Adjusted EBITDA should be used in conjunction with U.S. GAAP financial measures. Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, income tax payments and debt service requirements.  There are material limitations associated with making the adjustments to calculate Adjusted EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure.  For instance, Adjusted EBITDA does not include:  1) interest expense, and because we may borrow money to finance our operations, interest expense is a necessary element of our costs;  2) depreciation and amortization expense, and because we use tangible and intangible capital assets, depreciation and amortization expense is a necessary element of our costs; and,  3) income tax expense, and despite our prospective tax loss carry forwards, because the payment of income taxes is part of our operations, income tax expense is a necessary element of our costs.  Since not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

Liquidity and Capital Resources

Cash Flows for Six Months Ended June 30, 2008 -vs.- Six Months Ended June 30, 2007

Net decrease in cash during the six months ended June 30, 2008 was approximately $1.1 million from $6.5 million at December 31, 2007 to $5.4 million at June 30, 2008.  The change was primarily due to the pay down of current liabilities by almost $1 million and the accelerated repurchase of preferred stock of $825,000.  This is compared to a net increase in the six months ended June 30, 2007 of $1.5 million, from $1.4 million at December 31, 2006 to $2.9 million at June 30, 2007.  The change in 2007 was because we borrowed approximately $2.2 million of cash advances on our revolving credit facility in the first six months of 2007 to fund operations whereas in 2008, working capital funded operations.  Net cash provided by operating activities totaled approximately $0.4 million for the six months ended June 30, 2008, a slight increase from the $0.3 million provided by operations for the same six month period in 2007.

Net cash used in investing activities totaled approximately $0.3 million for the six months ended June 30, 2008, compared to approximately $0.5 million used in investing activities during the same six month period in 2007.  The decrease was due to a decline in fixed assets being purchased in the first six months of 2008 compared to the first six months of 2007.

Net cash used in financing activities totaled approximately $1.1 million for the six months ended June 30, 2008, which is a decrease of approximately $2.7 million from approximately $1.6 million provided by financing activities during the same six months in 2007.  This is primarily attributable to borrowing $2.2 million under our revolving credit facility in 2007 to fund operations versus no use on the facility in the first six months of 2008.  In addition, we repurchased $0.8 million of our preferred stock in the first six months of 2008, versus $0.6 million in the same six months of 2007.

Liquidity and Backlog

At June 30, 2008, our cash, which included cash reserves and cash available for investment, was approximately $5.5 million, as compared to approximately $2.9 million at June 30, 2007, an increase of approximately $2.5 million.  At June 30, 2008, our working capital ratio was approximately 1.2:1 versus 1.1:1 for the same period in 2007.

Our backlog was approximately $30.1 million at June 30, 2008, compared to approximately $29 million at December 31, 2007.  Our backlog consists of contracted and contract-in-process business.  Our contracted business is the estimated value of contracts for which we are authorized to incur costs and for which orders have been recorded, but for which revenue has not yet been recognized.  Contracted business fluctuates due to a variety of events, including but not limited to the timing of awards.  Contracts-in-process business are situations where we have been informed that our bids on new contract work have been accepted, but due to issues, such as: delays in the adoption of the U.S. Government budget; changes in program budgets; and, finalization of mutually acceptable contract terms and conditions, these contract opportunities have not been admitted into our backlog.  Our contracted business was approximately $17.1 million and $16 million at June 30, 2008 and December 31, 2007, respectively.  Our contract-in-process business was approximately $13 million at June 30, 2008 and December 31, 2007.

Critical Accounting Standards
Due to the acquisition of Starsys, our revenues transitioned in 2006 from being primarily cost-plus fixed-fee contracts, where revenues are recognized as costs are incurred and services are performed, to a combination of cost-plus fixed-fee contracts and fixed price contracts, where revenues are recognized using the percentage-of-completion method of contract accounting based on the ratio of total costs incurred to total estimated costs. Losses on contracts are recognized when they become known and reasonably estimated (see the Notes to our Consolidated Financial Statements).  Actual results of contracts may differ from management's estimates and such differences could be material to the consolidated financial statements.  In addition, when the total value of a contract becomes uncertain (such as when a contract modification to reflect cost overruns is being negotiated), we may be unable to report further revenues on the contract under the percentage-of-completion method until the uncertainty is resolved.

Professional fees are billed to customers on a time-and-materials basis, a fixed price basis or a per-transaction basis.  Time-and-material revenues are recognized as services are performed.  Deferred revenue represents amounts collected from customers for services to be provided at a future date.  Research and development costs are expensed as incurred.

Recent Accounting Pronouncements
There were no recent Accounting Pronouncements that affected the Company during the first six months of 2008.  For past pronouncements, please refer to our Form 10-KSB filed on March 28, 2008.

Risk Factors

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made herein and presented elsewhere by management from time to time.

Risks Related to our Company

Our size tends to limit our business opportunities.

Our size is determined by revenues, work force and capabilities. As a small company, our ability to compete successfully for a large amount of desirable business may be limited because customers perceive that larger suppliers are more dependable, have the resources to successfully execute larger programs and, therefore, are more stable.  Yet, if we cannot win such business, it may be difficult for us to rapidly grow our business through organic growth.  Prime contracts in our industry may be large in dollar amount and critical to national interests. As a practical matter, smaller companies are at a disadvantage when competing to be awarded such large contracts as the prime contractor, due to customer perception that larger companies might be more stable. For this purpose, we would currently be considered a "smaller company."

We have experienced losses from operations in prior periods and have been required to seek additional financing to support our businesses.

In prior years, we have experienced operating losses and, in some periods, revenue from operations was not  sufficient to fund our operations.  Historically, our operating activities have used cash rather than provided cash.  The success of our Company depends upon our ability to generate revenue from existing contracts, to execute programs cost-effectively, to price fixed price contracts accurately, to attract and successfully complete additional government and commercial contracts, and possibly to obtain additional financing.  The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with developing businesses, those historically encountered by us, and the competitive environment in which we operate.

If we are unable to raise capital, we may be unable to fund operating cash shortfalls, necessary capital expenditures, and future growth opportunities.

In the past, we have relied upon cash from financing activities to fund part of the cash requirements of our business.  We may need additional financing to fund our projected operations, capital expenditures or expansion plans (including acquisitions).  Additional financing may not be available to us on acceptable terms, or at all.  Any equity financing may cause additional dilution to existing stockholders.  Any debt financing or other issuance of securities senior to common stock likely will include financial and other covenants that will restrict our operating flexibility and payment of dividends to common stockholders.

Some of our government contracts are staged and we cannot guarantee that all stages of the contracts will be awarded to us or fully funded.

Some of our government contracts are phased contracts in which the customer may determine to terminate the contract between phases for any reason.  Accordingly, the entire contract amount may not be realized by us.  In the event that subsequent phases of some of our government contracts are not awarded to us, or if they are awarded to us but not fully funded, it could have a material adverse effect on our financial position and results of operations.  For example, we were informed in 2007 that there were not going to be any GFY 2008 funds from the Missile Defense Agency to support our microsatellite distributed sensing experiment.  We were able to replace some, but not all, of the Missile Defense Agency funding support with funding from the Office of Operationally Responsive Space.

We provide our products and services primarily through fixed price and cost-plus- fixed-fee contracts. We have experienced significant losses on fixed price contracts, especially those requiring significant development. Cost overruns may result in further losses and could impair our liquidity position.

Under fixed price contracts, our customers pay us for work performed and products shipped without adjustment for the costs we incur in the process. Therefore, we generally bear all or a significant portion of the risk of losses as a result of increased costs on these contracts, unless we can obtain voluntary relief from our customer, which relief (or additional consideration) cannot be assured. Although we have taken significant steps to try to limit our risk on fixed price contracts going forward, we have historically experienced significant cost overruns on development projects under fixed price contracts.  For example, we experienced significant cost overruns in 2007 on a sizable subcontract with Northrop Grumman Space Technology and are experiencing cost overruns in 2008 on a contract with Lockheed Martin. Although we anticipate contract modifications to cover overruns, there can be no assurance that such contract modifications will be successfully negotiated or, if negotiated, sufficient to cover our expended costs.  These costs significantly affected our gross margin and impaired our liquidity position and operations.

When contract provisions produce unfavorable results for us, or fixed price development contracts result in losses, we generally do not have the legal or economic leverage needed to easily obtain renegotiated terms. Our customers generally would not fear any threat we might make to withhold future business and our financial and business position make litigation an unfavorable option for us. On the other hand, the reverse might be true of our customers, who tend to be large aerospace companies with significant resources. In the case of two major fixed price contracts on which we have experienced significant cost overruns, the customers were willing to work with us and negotiations resulted in contract amendments providing additional incentive payments based on performance. However, there can be no assurance that future attempts to renegotiate contracts will be successful.

To mitigate risks of this kind, we have made a business decision to:

•	limit the number of new fixed price development contracts;
•	offer our customers alternative contract structures that better protect us;
•	establish additional costing reviews; and
•	increase senior management involvement to scrutinize proposal efforts related to fixed price contracts.

This decision could limit our ability to obtain new business.

Under cost-plus contracts, we are reimbursed for allowable incurred costs plus a fee, which may be fixed or variable. This type of contract structure passes much of the risk to the buyer; however, it also limits our ability to generate profit.  We normally try to negotiate a cost-plus contract for high risk development-type programs. Most customers prefer a fixed-fee arrangement but variable fee arrangements are possible.  There is no guarantee as to the fee amount we will be awarded under a cost-plus contract with a variable fee. The price on a cost-plus fixed-fee reimbursable contract is based on allowable costs incurred, but generally is subject to contract funding limitations. Therefore, we could bear the amount of costs in excess of the funding limitation specified in the contract, and we may not be able to recover those cost overruns.  Generally, cost-plus contracts are the best way to mitigate risks related to development-type programs and other higher risk opportunities. However, there can be no assurance that any type of contract vehicle can protect us from cost overruns and significant cost overruns could impair our liquidity position.

If we fail to integrate and operate our multi-location business effectively, we may have disappointing business results.

The integration of Starsys Research Corporation into SpaceDev is still ongoing and may cause inefficiencies and additional expense, if it is not completed in an efficient manner. If this integration effort is not successful, our results of operations could be affected and we may not achieve the synergies or benefits we anticipated.  We may encounter difficulties, costs, and delays involved in integrating our operations, including but not limited to the following:

•	challenges encountered in managing larger, more geographically dispersed operations;
•	the loss of key employees;
•	diversion of the attention of management from other ongoing business concerns;
•	potential incompatibilities of processes, technologies and systems;
•	potential difficulties integrating and harmonizing financial reporting systems; and,
•	potential failure to implement systems to properly price and manage the execution of fixed price contracts.

We do not believe that the anticipated benefits of the merger with Starsys have yet been fully realized.   We believe the market price of our common stock may have declined, in part, due to this. We will not meet the expectations of investors and financial or industry analysts if:

•	the integration of the two companies does not result in the anticipated synergies and benefits;
•	the costs savings from operational improvements arising from the merger is not greater than anticipated;
•	the combined financial results are not consistent with expectations;
•	management is unable to successfully manage a multi-location business;
•	the anticipated operating and product synergies of the merger are not realized; or,
•	the fixed price development contracts acquired in the merger, or new fixed price contracts entered into after the merger, incur major cost overruns or remain unprofitable for other reasons.

We relocated to a new Colorado facility and North Carolina facility in 2007, increasing our rental costs.

The move of our Boulder, Colorado and Durham, North Carolina operations to new and larger nearby facilities in 2007 was time consuming and expensive and partially disrupted operations.  In addition, we may not achieve anticipated efficiencies or other operational benefits of these moves.  Although both moves are complete, we may not realize the anticipated operating efficiencies.    Moreover, if our business does not develop as expected, the new facilities may be larger than what we require, resulting in rent payments for some unneeded space.  Our rental costs at the new facilities are approximately 72% higher than we had paid at the prior facilities.

A substantial portion of our net sales are generated from government contracts, which makes us susceptible to the uncertainties inherent in the government budgeting process.  In addition, many of our contracts can be terminated by our customer.

Our concentration of government work makes us susceptible to government budget cuts and policy changes, which may impact the award of new contracts or future phases of existing contracts.  Government budgets (both in general and as to space and defense projects) are subject to the prevailing political climate, which is subject to change at any time, and particularly when a new presidential administration comes into office.  Additionally, awarded contracts could be altered or terminated before we recognize our projected revenue. Many contracts are awarded in phases where future phases are not guaranteed to us.  Delays in government budget appropriations may delay the award or start date of current funded programs.  In addition, obtaining contracts and subcontracts from government agencies is challenging, and contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

•	include provisions that allow the government agency to terminate the contract without penalty;
•	be subject to purchasing decisions of agencies that are subject to political influence;
•	contain onerous procurement procedures; and,
•	be subject to cancellation if government funding becomes unavailable.

Securing government contracts can be a protracted process involving competitive bidding.  In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays, and possible loss of the contract for the winning bidder.

In addition, major contracts are often awarded to teams of companies. Therefore, our ability to win contracts may depend not only on our own merits, but also those of our bid team members. Also, if we do not lead the bid team as the prime contractor, we will have limited control over the contract bid and award processes.

Our common stockholders will experience dilution if our preferred stock is converted or our outstanding warrants and options are exercised.

As of June 30, 2008, we have outstanding non-stock option derivative securities which could obligate us to issue 7,349,126 shares of our common stock, of which 1,722,138 underlie outstanding warrants and 5,626,988 are issuable upon conversion of our outstanding Series C and Series D-1 preferred stock.  In addition, as of June 30, 2008, we had outstanding stock options to purchase an aggregate of 12,078,735 shares of our common stock, of which 8,032,133 are currently vested.  The total number of shares issuable upon the exercise or conversion of vested warrants, options and preferred stock (15,381,259 shares as of June 30, 2008) represents approximately 36% of our issued and outstanding shares of common stock as of June 30, 2008.

We face significant competition and many of our competitors have greater resources and market status than we do.

We face significant competition for our government and commercial contracts.  Many of our competitors have greater resources than we do and may be able to devote greater resources than us to research and development, marketing, and lobbying efforts.  Given the sophistication inherent in any space company's operations, larger competitors may have a significant advantage and may be able to more efficiently adapt and implement technological advances. In addition, larger and financially stronger corporations have advantages over us in obtaining space and defense contracts due to their superior marketing (lobbying) resources and the perception that they may be a better choice than smaller companies for mission-critical projects because of the higher likelihood that they will be able to continue in business for the necessary future period.

Furthermore, it is possible that other domestic or foreign companies or governments, some with greater experience in the space industry and many with greater financial resources than we possess, could seek to develop mission solutions or produce products or services that compete with us, including new mechanisms and electromechanical subsystems using new technology which could render our mission solutions and products less viable.  Some of our foreign competitors currently benefit from, and others may benefit in the future from, subsidies from or other protective measures implemented by their home countries.

Our level of business may be difficult to predict.

We hope to sell an increasing percentage of our mission solutions, products and services on a recurring basis, but most of our revenue is derived from government contracts and government-related work, which may not be recurring or may be terminated.  (See Risk Factor:  A substantial portion of our net sales are generated from government contracts, which makes us susceptible to the uncertainties inherent in the government budgeting process.  In addition, many of our contracts can be terminated by our customer.)  Government contracts can be defunded or terminated by the Government for convenience. Also, some of our mission solutions, products and services may not achieve market acceptance, and our future prospects may therefore be difficult to evaluate.

We may not develop products successfully or in a timely manner.

Many of our mission solutions, products, services and technologies are currently in various stages of development.  Further development and testing of our products and technologies will be required to prove additional performance capability beyond current levels and to confirm commercial viability.  Additionally, the final cost of development cannot be determined until development is complete.  Most of our development work is in fact performed under contracts from our customers.  In the past, we have contracted to execute development programs under fixed price contracts.  Under these contracts, even if our costs begin to exceed the amount to be paid by the customer under the contract, we are required to complete the contract without receiving any additional payments from our customer.  It is difficult to accurately predict the total cost of executing these programs.  If the costs to complete these programs significantly exceed the payments from our customers under the contracts, our results of operations will be harmed. These contracts are inherently risky, and in the past have had material adverse effects to us.  We intend to significantly reduce our acceptance of this sort of contract. This may limit our opportunity to develop products at a customer's expense.

Our mission solutions, products, services and technologies are, and will continue to be, subject to significant technological change and innovation. Our success will generally depend on our ability to continue to conceive, design, manufacture, and market new products and services on a cost-effective and timely basis. We anticipate that we will incur significant expenses in the design and initial manufacture and marketing of new products and services.  Some of these costs may be covered by our customers or partnership arrangements. However, there can be no assurance that significant costs will not be incurred by us.

The marketplace for our technology and products is uncertain.

The demand for all space-related goods and services in general, and for our mission solutions, products, services and technologies in particular, is uncertain and we may not obtain a sufficient market share to sustain our business or to increase profitability. Our business plan assumes that near-term revenues will be generated largely from government contracts for our mission solutions, including, but not limited to, small satellites and electromechanical systems for spacecraft.  A long-term commercial market may not develop for private manned and unmanned space exploration.  Small satellites and commercial space exploration are still relatively new concepts, and it is difficult to accurately predict the ultimate size of the market. In addition, we are working to develop new ways to enhance our mission solutions, such as large deployable structures, solar array drives, slip rings, precision scanning assemblies for spacecraft, and now services such as turnkey launch solutions.  Many of our products and services are new and unproven, and the true level of customer demand is uncertain. Lack of significant market acceptance of our mission solutions, products, services and technologies, delays in such acceptance, or failure of our markets to develop or grow could negatively affect our business, financial condition, and results of operations.

Our operating results could fluctuate on a quarterly and annual basis, which could cause our stock price to decline.

Our operating results may fluctuate from quarter-to-quarter and year-to-year for a variety of reasons, many of which are beyond our control. Factors that could affect our quarterly and annual operating results include those listed below as well as others listed in this "Risk Factors" section:

•	we may not be awarded all stages of existing or future contracts;
•	significant contracts may be awarded to our competitors rather than to us;
•	the timing of new technological advances and mission solution announcements or introductions by us and our competitors;
•	changes in the terms of our arrangements with customers or suppliers;
•	reliance on a few customers for a significant portion of our revenue;
•	the failure of our key suppliers to perform as expected;
•	general or particular political conditions that could affect spending for the products that we offer;
•	changes in perception of the safety of space travel;
•	cost overruns or other delays or failures to satisfy our obligations under our contracts on a timely basis;
•	the failure of our mission solution to conduct a successful mission;
•	the uncertain market for our mission solutions, products, services and technologies;
•	the availability and cost of raw materials and components; and,
•	the potential loss of or inability to hire key personnel.

Our operating results may fall below the expectations of public market analysts or investors.  In this event, our stock price could decline significantly.

Our products and services may not function well under certain conditions.

Most of our mission solutions and related products are technologically advanced and tested, but sometimes are not space qualified for performance under demanding operating conditions. Many of our customers conduct extensive testing during the extensive pre-launch period, while the hardware is on the ground.  Depending on the contract terms, we could incur additional costs related to rework.  Although we have never had a failure of our mission solutions or products in space, it is possible that our mission solution or products may not successfully launch or operate, or perform or operate as intended in space. Like most organizations that have designed space missions or launched space qualified hardware, we may experience some failures, cost overruns, schedule delays, and other problems.

Launch failures or delays, due to no fault of our own, could have serious adverse effects on our business.

Launch failures or delays could have serious adverse effects on our business. Launches are subject to significant risks, the realization of which can cause disabling damage to, or total loss of, our mission solution and/or products, as well as damage to our reputation among actual and potential customers. Delays in the launch could also adversely affect our revenues. Delays could be caused by a number of factors related to the launch vehicle and outside of our control.  Delays and the perception of potential delays could negatively affect our marketing efforts and limit our ability to obtain new contracts and projects.

In addition to many other risks involving our business, until we develop our own launch vehicle, we may be dependent on the performance of third party companies like United Launch Alliance (ULA), a large company, or Space Exploration Technologies (Space-X), a small company with limited operating history, which has not yet had a successful launch.

Our U.S. government contracts are subject to audits that could result in a material adverse effect on our financial condition and results of operations if a material adjustment is required.

The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency, by other agencies of the U.S. government, or by prime contractors.  These entities have the right to audit our cost estimates and/or allowable cost allocations with respect to certain contracts.  From time to time we may in the future be required to make adjustments and reimbursements as a result of these audits.  Responding to governmental audits, inquiries, or investigations may involve significant expense and divert management attention.  Also, an adverse finding in any such audit, inquiry, or investigation could involve contract termination, suspension, fines, injunctions or other sanctions.

Our success depends on our ability to retain our key personnel.

Our success will be dependent upon the efforts of key members of our management and engineering team, including our Chairman and Chief Executive Officer, Mark N. Sirangelo, our President and Chief Financial Officer, Richard B. Slansky, and certain other key personnel.  The loss of either of these persons, or other key employees, including personnel with security clearances required for classified work and highly skilled technicians and engineers, could have a material adverse effect on us.  Our future success is likely to depend substantially on our continued ability to attract and retain highly qualified personnel.  The competition for such personnel is intense, and our inability to attract and retain such personnel could have a material adverse effect on us.  At this time, we do not maintain key man life insurance on any of our personnel.

We reduced the use of stock options, in part due to SFAS 123(R), which reduced the effectiveness of stock options as a retention device.

Historically, we have used vesting stock options to enhance our ability to retain key personnel.  Technology companies, in general, and our company in particular, depends upon and uses broad based employee stock option programs to hire, incentivize, and retain employees in a competitive marketplace. If the employee leaves us before the vesting period has been completed, the employee must forfeit any unvested portion of the stock options.  To the extent vesting stock options were operating as a retention device, the reduced use of vesting stock options, in part due to SFAS 123(R), and the elimination of the vesting requirements on pre-2006 issued stock options, eliminated the retention benefit.  An accounting standard setting body adopted SFAS 123(R), an accounting standard that requires us to record equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We began recording these expenses in 2006. The change in accounting rules lead to a decrease in reported earnings, if we have earnings, or an increased loss, if we do not have earnings. We continue to use vesting stock options as an incentive; however, as a result of SFAS 123(R) and other issues, the number of options being granted has been significantly reduced. By doing so, we may have lost the advantage of a valuable incentive tool and could be placed at a competitive disadvantage by other potential employers who were more willing to grant stock options and incur the related expense.

If we grow but do not effectively manage the growth, our business could suffer as a result.

Even if we are successful in obtaining new business, failure to manage the growth could adversely affect our operations. We may experience acute periods of very rapid growth (for example, if we were to win a major contract), which could place a significant strain on our management, operating, financial, and other resources. Our future performance will depend in part on our ability to manage growth effectively. We must develop management information systems, including operating, financial, and accounting systems, improve project management systems and processes and expand, train, and manage our workforce to keep pace with growth. Our inability to manage growth effectively could negatively affect results of operations and the ability to meet obligations as they come due.

We may not successfully address the problems encountered in connection with potential future acquisitions.

We expect to consider opportunities to acquire or make investments in other technologies, and businesses that could enhance our capabilities, complement our current business, or expand the breadth of our markets or customer base.  Acquisitions may be necessary to enable us to quickly achieve the size needed for some potential customers to seriously consider entrusting us with mission solutions, mission-critical contracts or subcontracts. As a company, we have limited experience in acquiring other businesses and technologies: the Starsys Research Corporation acquisition was our first major acquisition.  Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products, or business operations;
•	problems maintaining uniform standards, procedures, controls, and policies;
•	unanticipated costs associated with the acquisition;
•	diversion of management's attention from core businesses;
•	adverse effects on existing business relationships with suppliers and customers;
•	incompatibility of business cultures;
•	risks associated with entering new markets in which we have no or limited prior experience;
•	dilution of common stock and shareholder value as well as adverse changes in stock price;
•	potential loss of key employees of acquired businesses; and
•	increased legal and accounting costs as a result of the rules and regulations related to the Sarbanes-Oxley Act of 2002.

If our key suppliers fail to perform as expected, our reputation may be damaged.  We may experience delays, lose customers, and experience declines in revenues, profitability, and cash flow.

We purchase a significant percentage of our product components and subassemblies from third parties. If our subcontractors fail to perform as expected or encounter financial difficulties, we may have difficulty replacing them or identifying qualified replacements in a timely or cost effective manner.  As a result, we may experience performance delays that could result in additional program costs, contract termination for default, or damage to our customer relationships which may cause our revenues, profitability, and cash flow to decline.  In addition, negative publicity from any failure of one of our missions, products or sub-systems as a result of a supplier failure could damage our reputation and prevent us from winning new contracts.

Our limited insurance may not cover all risks inherent in our operations.

We may find it difficult to insure certain risks involved in our operations, including our mission solutions and satellite operations, accidental damage to high value customer hardware during the manufacturing process, and damages to customer spacecraft caused by us not working to specification. Insurance market conditions or factors outside of our control at the time insurance is purchased could cause premiums to be significantly higher than current estimates. Additionally, the U.S. Department of State has published regulations which could significantly affect the ability of brokers and underwriters to insure certain missions or launches. These factors could cause other terms to be significantly less favorable than those currently available, may result in limits on amounts of coverage that we can obtain, or may prevent us from obtaining insurance at all. Furthermore, proceeds from insurance may not be sufficient to cover losses.

Our competitive position may be seriously damaged if we cannot protect intellectual property rights in our technology.

Our success, in part, depends on our ability to obtain and enforce intellectual property protection for our technologies.  We rely on a combination of patents, trade secrets and contracts to establish and protect our proprietary rights in our technologies.  However, we may not be able to prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable.  In addition, effective intellectual property protection may be unavailable or limited in some foreign countries.

There is no guarantee any patent will be issued on any patent application that we have filed or may file.  Further, any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated, or circumvented.  If we do not secure and maintain patent protection for our technologies, our competitive position may be significantly harmed because it may be much easier for competitors to copy our mission solutions or sell products similar to ours.  Alternatively, a competitor may independently develop or patent technologies designed around our patented technologies.  In addition, it is possible that any patent that we may obtain may not provide adequate protection and our competitive position could be significantly harmed.

As we expand our mission solution offerings or develop new uses for our products, these offerings or uses may be outside the scope of our current patent applications, issued patents, and other intellectual property rights.  In addition, if we develop new mission solutions or enhancements to existing products, there is no guarantee that we will be able to obtain patents to protect them.  Even if we do receive patents, these patents may not provide meaningful protection.  In some countries outside of the United States, effective patent protection is not available.  Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents.  As a result, protecting intellectual property in these countries is difficult and our competitors may successfully develop mission solution offerings and sell products in those countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors.  These claims could result in costly litigation and divert the efforts of our technical and management personnel.  As a result, our operating results could suffer and our financial condition could be harmed, regardless of the outcome of the case.

Claims by other companies that we infringe on their intellectual property or that patents on which we rely are invalid could adversely affect our business.

      From time to time, companies may assert patent, copyright and other intellectual property rights against our mission solutions, or products using our technologies, or other technologies used in our industry.  These claims may result in our involvement in litigation.  We may not prevail in such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation, as well as the possible need to devote our finite resources to priorities other than expensive litigation.  If any of our products were found to infringe on another company's intellectual property rights, we could be required to redesign our mission solution or product, or license such rights and/or pay damages or other compensation to such other company.  If we were unable to redesign our mission solution or product, or license such intellectual property rights used in our products, we could be prohibited from using such mission solution, or making and selling such products.

Other companies or entities also may commence actions seeking to establish the invalidity of our patents.  In the event that one or more of our patents is challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position.  If any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by court decision, we could be prevented from licensing the invalidated or limited portion of such patents.  Even if such a patent challenge is not successful, it could be expensive and time consuming to address, divert management attention from our business, and harm our reputation.

We are subject to substantial regulations, some of which prohibit us from selling internationally.  Any failure to comply with existing regulations, or increased levels of regulation, could have a material adverse effect on us.

Our business activities are subject to substantial regulations by various agencies and departments of the United States government and, in certain circumstances, the governments of other countries.  Several government agencies, including NASA and the U.S. Air Force, maintain Export Control Offices to ensure that any disclosure of scientific and technical information complies with the Export Administration Regulations and the International Traffic in Arms Regulations (ITAR).  Exports of our mission solutions, products, services, and technical information require Technical Assistance Agreements, manufacturing license agreements, or licenses from the U.S. Department of State depending on the level of technology being transferred.  This includes recently published regulations restricting the ability of U.S.-based companies to complete offshore launches, or to export certain satellite components and technical data to any country outside the United States.  The export of information with respect to ground-based sensors, detectors, high-speed computers, and national security and missile technology items are controlled by the Department of Commerce. Failure to comply with the ITAR and/or the Commerce Department regulations may subject guilty parties to fines of up to $1 million and/or up to 10 years imprisonment per violation.  The practical effect of ITAR is to limit our opportunities or increase the costs of our proposals in the international marketplace.

In September 2007, we sold to OHB Technology AG, a leading German space technology company, and MT Aerospace AG, a subsidiary of OHB Technology AG and an established supplier in the aeronautic, aerospace and defense sectors, common stock amounting to 19% of our then total outstanding shares.  In December 2007, after an additional investment by Loeb Partners, a New York based investment firm, we sold additional shares of our common stock to OHB Technology AG and MT Aerospace AG, when they exercised their pre-emptive rights to maintain 19% ownership of our total outstanding shares.  Because they are foreign companies, we could possibly be at risk of losing new and ongoing business if we do not have the proper procedures in place to delineate and inform employees and visitors, and also stockholders like OHB, regarding our controls necessary to ensure that no transfer of classified defense information or controlled unclassified information occurs unless authorized.

In addition, the space industry has specific regulations with which we must comply.  Command and telemetry frequency assignments for space missions are regulated internationally by the International Telecommunications Union (ITU). In the United States, the Federal Communications Commission (FCC) and the National Telecommunications Information Agency (NTIA), regulate command and telemetry frequency assignments.  All launch vehicles that are launched from a launch site in the United States must pass certain launch range safety regulations that are administered by the U.S. Air Force. In addition, all commercial space launches that we would perform require a license from the Department of Transportation. Satellites that are launched must obtain approvals for command and frequency assignments.  For international approvals, the FCC and NTIA obtain these approvals from the ITU.  These regulations have been in place for a number of years to cover the large number of non-government commercial space missions that have been launched and put into orbit in the last 15 to 20 years. Any commercial deep space mission that we would perform would be subject to these regulations.

We are also subject to laws and regulations placed on the formation, administration and performance of, and accounting for, U.S. government contracts.  With respect to such contracts, any failure to comply with applicable laws could result in contract termination, price or fee reductions, penalties, suspension, or debarment from contracting with the U.S. government.

We are also required to obtain permits, licenses, and other authorizations under federal, state, local, and foreign laws and regulations relating to the environment.  Our failure to comply with applicable law or government regulations, including any of the above-mentioned regulations, could have serious adverse effects on our business.

Our stock price has been and may continue to be volatile, which could result in substantial losses for investors purchasing shares of our common stock.

The market prices of securities of technology-based companies like ours, particularly in industries (also like ours) where substantial value is ascribed to a hope for future increase in the size of the total market, are often highly volatile. The market price of our common stock has fluctuated significantly in the past. Our market price may continue to exhibit significant fluctuations in response to a variety of factors, many of which are beyond our control, including:

•	deviations in our results of operations from estimates;
•	changes in estimates of our financial performance or in analyst coverage decisions;
•	changes in our markets, including decreased government spending or the entry of new competitors;
•	awards of significant contracts to competitors rather than to us;
•	our inability to obtain financing necessary to operate our business;
•	changes in technology;
•	potential loss of key personnel;
•	short selling;
•	perceptions about the effect of possible dilution arising from the issuance of large numbers of shares of common stock underlying outstanding stock options, warrants, and preferred stock:
•	changes in market valuations of similar companies and of stocks generally;
•	volume fluctuations generally; and,
•	other factors listed above in our Risk Factor: "Our operating results could fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline."

The concentration of ownership of our common stock gives a few individuals significant control over important policy decisions and could delay or prevent changes in control.

As of June 30, 2008, our Executive Officers and Directors together beneficially owned approximately 34.1% of the issued and outstanding shares of our common stock.  (Note: The beneficial ownership calculations are different from a straight percentage of outstanding ownership calculation.  The beneficial ownership calculation takes into consideration derivative securities, such as stock options and warrants, which are vested or will vest within 60 days from June 30, 2008.  These additional securities are deemed to be outstanding for the purpose of computing the percentage of common stock owned in this table, but are not deemed outstanding for the purpose of computing the percentage owned). OHB Technology AG and MT Aerospace AG collectively beneficially own approximately 18.8% of our common stock.  James W. Benson and Susan C. Benson beneficially own approximately 16.7% of our common stock.  (Mr. Benson separated from our employ in September 2006 but retains a seat on our Board of Directors.)  Loeb Partners Corporation owns approximately 11.3% of our common stock.  As a result, Executive Officers, Directors and/or significant stockholders (i.e., OHB Technology AG, MT Aerospace AG, Loeb Partners and/or the Bensons) could have the ability to exert significant influence over matters concerning us, including the election of directors, changes in the size and composition of the Board of Directors, and mergers and other business combinations involving us.  Our foreign stockholders are contractually limited for a period of two years from their stock purchase date and Loeb Partners is contractually limited for a period of one year from their stock purchase date in their ability to exert significant influence over us by voting of shares.  Also, through control of the Board of Directors and voting power, our Officers and Directors may be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of our assets.  In addition, the concentration of voting power in the hands of those individuals and entities could have the effect of delaying or preventing a change in control of our company, even if the change in control would benefit our stockholders.  A perception in the investment community of an anti-takeover environment at our company could cause investors to value our stock lower than in the absence of such a perception.

We have not paid dividends on our common stock in the past and do not anticipate paying dividends on our common stock in the foreseeable future. In addition, other securities may restrict payment of common stock dividends.

We have not paid common stock dividends since our inception and do not anticipate paying dividends in the foreseeable future. Our current business plan provides for the reinvestment of any earnings in an effort to complete development of our technologies and products, with the goal of increasing sales and long-term profitability and value.  In addition, the terms of our preferred stock currently restrict, and any other credit or borrowing arrangements that we may enter into may in the future restrict or limit, our ability to pay common stock dividends to our shareholders.

We are subject to new corporate governance and internal control reporting requirements, and our costs related to compliance with, or our failure to comply with existing and future requirements, could adversely affect our business.

We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board and any stock exchange on which our stock may be listed in the future. These laws, rules and regulations, which are already known to be burdensome and costly, continue to evolve and may become increasingly stringent in the future. In particular, we are required to include a management report on internal control over financial reporting as part of our Form 10-K and 10-Q annual and quarterly reports pursuant to Section 404 of the Sarbanes-Oxley Act.  We are continually evaluating our internal controls and processes to help ensure that we will be able to comply with Section 404 of the Sarbanes-Oxley Act.  We cannot assure you that we will be able to fully maintain compliance with these laws, rules and regulations that address corporate governance, internal control reporting, and similar matters.  Failure to comply with these laws, rules, and regulations, may be viewed negatively by investors and could materially adversely affect our reputation, financial condition, and the value of our securities.

The terms of our outstanding shares of preferred stock, and any shares of preferred stock issued in the future, may reduce the value of your common stock.

We have up to 10,000,000 shares of authorized preferred stock in one or more series. We currently have outstanding 248,460 shares of our Series C Preferred Stock and approximately 2,375 shares of our Series D-1 Preferred Stock, as of June 30, 2008.  Our Board of Directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue additional preferred stock, it could affect the rights of stockholders or reduce the value of common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.  Our Series C Preferred Stock and Series D-1 Preferred Stock rank senior to the common stock with respect to dividends and liquidation and have other important preferred rights.

Our available secured debt financing is expensive and carries restrictive conditions.

On September 29, 2006, we entered into a secured revolving credit facility with Laurus Master Fund.  Although the maximum size of the facility is $5.0 million, actual borrowings are limited by a formula based on our eligible accounts receivable and eligible inventory.  We currently have nothing drawn on the revolving credit facility. We paid a loan fee at inception in the form of 310,009 shares of common stock valued at $0.35 million, plus a cash loan fee.  On September 30, 2007, we issued an additional 283,286 restricted shares to Laurus, equivalent to a $0.2 million fee upon the first anniversary of the facility.  In addition, we will be required to pay Laurus an additional loan fee in the form of common stock valued at $0.2 million on September 29, 2008, the second anniversary date of the facility, if the facility remains in place. Any outstanding balance on the facility bears interest at a floating rate of prime plus 2%, and the maximum life of the facility is three years.  The facility is collateralized by substantially all of our assets.  The facility contains certain default provisions.  In the event of a default by us, we will be required to pay an additional fee per month until the default is cured.  Laurus has the option of accelerating the entire principal balance and requiring us to pay a premium in the event of an uncured default.

Any further debt financing, if available at all when needed, might require further expensive and onerous financial terms, security provisions and restrictive covenants.  If we cannot repay or refinance our debt when it comes due, we would be materially adversely affected.

Because our common stock is not listed on a national stock exchange and is subject to the SEC's penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Transactions in our common stock are currently subject to the "penny stock" rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend our securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;
•	receive the purchaser's written agreement to a transaction prior to sale;
•
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in "penny stocks" and which describe the market for these "penny stocks" as well as a purchaser's legal remedies; and,

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

As a result of these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected.  As a result, the market price of our securities may be depressed, and it may be more difficult to sell our securities. In addition, having a common stock traded on the OTC Bulletin Board with a low trading price may result in a negative image which hinders our commercial initiatives and our future capital-raising activities.

ITEM 4.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to reasonably ensure that information we are required to disclose in reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including Mark N. Sirangelo, our Chief Executive Officer, and Richard B. Slansky, our Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures, in light of the limited resources which it has at its disposal at the time.

As required by SEC Rule 13a-15(b), and as defined in Rule 13a-15(e) under the Securities Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Report.  Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective for a company of our size, maturity and financial level.

Changes in Internal Control over Financial Reporting

During the most recent fiscal quarter, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act) was identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II -- OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS
None.

ITEM 2.  UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
None.

ITEM 5.  OTHER INFORMATION
None.

ITEM 6.  EXHIBITS

Exhibit No.	Description	Filed Herewith	Incorporated by Reference	Form	Date Filed with SEC	Exhibit No.
10.1	Addendum to Executive Employment Agreement dated December 20, 2005; entered into on April 21, 2008 with Mark N. Sirangelo		X	8-K	April 23, 2008	10.1
10.2	Addendum to Amended and Restated Executive Employment Agreement dated December 20, 2005; entered into on April 21, 2008 with Richard B. Slansky		X	8-K	April 23, 2008	10.2
31.1	Rule 13a-14(a) certification of Principal Executive Officer		X	10-Q	Aug. 14, 2008	31.1
31.2	Rule 13a-14(a) certification of Principal Financial Officer		X	10-Q	Aug. 14, 2008	31.2
32.1	Rule 13a-14(b) certification of Chief Executive Officer		X	10-Q	Aug. 14, 2008	32.1
32.2	Rule 13a-14(b) certification of Chief Financial Officer		X	10-Q	Aug. 14, 2008	32.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SpaceDev, Inc.
Registrant

Dated:  August 14, 2008                                                                           By:  /s/ Mark N. Sirangelo
    Mark N. Sirangelo
    Chief Executive Officer

Dated: August 14, 2008                                                                           By:  /s/ Richard B. Slansky
    Richard B. Slansky
    President & Chief Financial Officer